Exhibit 99.1

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM

THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY

CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is made and entered into as of August 11, 2010 (the "Effective Date"), by and among Giaconda Limited ABN 68 108 088 517, an Australian public limited company having its registered office at Ground Floor, 44 East Street, Five Dock, NSW 2046 Australia (the "Seller") and RedHill Biopharma Ltd., an Israeli company, having its business address at 42 Givati Street, Ramat-Gan 52232, Israel (the "Buyer").

WHEREAS, Seller owns and has been engaged in the business of development, performing clinical trials, procuring regulatory approval and commercialization of those products known as Myoconda, Heliconda and Picoconda; and

WHEREAS, Buyer wishes to acquire from Seller, and Seller wishes to sell to Buyer the Acquired Assets (as such term is defined below); and

WHEREAS, the parties have entered into a binding Term Sheet dated June 10, 2010 regarding the sale of the Acquired Assets which contemplated that the parties would enter into a definitive comprehensive agreement (the "Term Sheet");

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, Seller and Buyer hereby agree as follows:

1	Definitions

In this Agreement, the following terms have the meanings specified or referred to in this Section 1 and shall be equally applicable to both singular and plural forms.

“Action” means any civil, criminal or administrative action, suit, demand, claim, charge, citation, complaint, reexamination, opposition, interference, decree, injunction, arbitration, mediation, hearing, notice of violation, investigation, proceeding or demand letter.

"Acquired Assets" has the meaning specified in Section 2.

“Advance” has the meaning specified in Section 6.1.

"Affiliate" when used with reference to any Person, means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Person.

"Agreement" means any agreement, contract, lease, license, commitment, permit, sales order, purchase order, invoice, warranty and/or other agreement or understanding.

"AMTI" means Australian Medical Therapy Investments Pty Limited (ABN 40 125 467 325) of Suite 1203, 370 Pitt Street, Sydney, New South Wales, Australia.

"AMTI Asset Purchase Agreements" means the agreement entitled "Asset Purchase Agreement" between Giaconda Limited and Australian Medical Therapy Investments Pty Limited, dated 1 December 2009, as varied on 18 February 2010, 1 March 2010, 19 March 2010, and 15 April 2010.

"Ancillary Agreements" means the Assignment of Patents in substantially the form set forth on Exhibit 1A hereto and the Assignment of Agreements in substantially the form set forth on Exhibit 1B hereto and any other assignment document required to consummate the transfer and assignment to Buyer of the Acquired Assets in accordance with the terms of this Agreement, all in form and substance reasonably acceptable to Buyer.

"Applicable Law" means, with respect to any Person, any domestic or foreign, federal, state or local law, case law or ruling, statute, ordinance, rule, regulation, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents.

"Approvals" means any and all licenses, permits, approvals, consents, certificates, clearances, authorizations, licenses, license applications, registrations and other rights, including regulatory documentation from any Governmental Authority.

“ASIC” means the Australian Securities & Investments Commission.

"Assigned Agreements" has the meaning specified in Section 2.3.

"Assumed Liabilities" has the meaning specified in Section 3.1.

"ASX Listing Rules" means the rules of the Australian Securities Exchange.

"Borody" means Professor Thomas J. Borody of Ground Floor, 44 East Street, Five Dock, New South Wales, Australia 2046.

"Borody Agreement" means the agreement between Borody and Buyer dated on or about the date of this agreement in form agreed between Borody and Buyer.

"Budget" has the meaning specified in Section 11.19.

"Buy Back Option" has the meaning specified in Section 5.2.

"Buy Back Price" has the meaning specified in Section 5.2.

"Buyer" has the meaning specified in the introduction to this Agreement.

"Buyer Protected Parties" has the meaning specified in Section 16.1.

"Closing" has the meaning specified in Section 8.

"Closing Date" has the meaning specified in Section 8.

"Closing Payment" has the meaning specified in Section 6.1.

“Combination Product” shall mean a product which comprises (a) a Product and (b) at least one other active ingredient or medical device, which, if administered or used independently of the Product, would have a clinical, diagnostic or therapeutic effect.

"Compounding Agreement" means the agreement called "Patent Licence Agreement" between Seller and Compounding Chemist dated on or about November 2009.

"Compounding Chemist" means [****]

"Confidential Information" has the meaning specified in Section 14.2.

"Corporate Documents" means the Certificate of Incorporation, Memorandum of Association, Articles of Association, Bylaws and any other corporate document of an entity, including any shareholders, voting and/or any other agreement or document relating to the incorporation, ownership or management of an entity.

"Corporations Act" means the Corporations Act 2001 (Cth).

"Damages" means all demands, claims, actions or causes of action, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, including, but not limited to, reasonable costs, fees and expenses of attorneys, accountants, and other agents of the Person incurring such expenses.

"Development Costs" means the total amount expended by Buyer in connection with the relevant Product, Intellectual Property, or Technology Intellectual Property including the research and development costs, patent maintenance, salaries, and administrative costs, all on a fully-loaded basis, with general overhead costs and expenses that cannot be attributed to specific Products, being allocated among them in accordance with Exhibit 5.2.

"Diligence Obligations" has the meaning specified in Section 5.1.

"Disclosure Schedule" means a letter given by Seller to Buyer in the form attached to Exhibit 11.

"Effective Date" has the meaning specified in the introduction to this Agreement.

"Environmental Laws" has the meaning specified in Section 11.8.

"Event" means an event, a change, an occurrence or matter arising other than something which:

(a)	is contemplated by this Agreement;

(b)	is agreed by Buyer and Seller in writing not to be an Event; and

(c)	is set out in the Disclosure Schedule.

"Exercise Notice" has the meaning specified in Section 5.2.

"Governmental Authority" means any local, regional, state, foreign or other governmental or regulatory agency, instrumentality, commission, authority, board or body, and shall also include, for the purposes of this Agreement, without limitation Ethics Committees and Institutional Review Boards.

"IND" (or "IMPD") means an Investigational New Drug application or Investigational Medicinal Product Dossier as submitted to the United States Food and Drug Administration ("FDA") or the European Medicines Agency ("EMEA"), as applicable, or an equivalent submission to another regulatory authority.

"Indemnified Party" has the meaning specified in Section 16.3.

"Indemnifying Party" has the meaning specified in Section 16.3.

"Insolvency Event" means with respect to Seller any of the following events (i) a receiver, receiver and manager, administrator, trustee or similar official is appointed over any of the assets or undertaking of Seller; (ii) Seller suspends payment of its debts generally; (iii) Seller is or becomes unable to pay its debts when they are due or is unable to pay its debts within the meaning of the Corporations Act; (iv) Seller enters into or resolves to enter into any arrangement, competition or compromise with, or assignment for the benefit of, its creditors or any class of them; (v) an application or order is made for the winding up or dissolution of, or the appointment of a provisional liquidator, to Seller or a resolution is passed or steps are taken to pass a resolution for the winding up or dissolution of Seller; or (vi) an administrator is appointed under the Corporations Act.

"Intellectual Property" means and includes all of the following: (i) United States, Australian, Israeli and foreign patents, patent applications, provisional patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, re-examination, utility, model, certificate of invention and design patents, design patent applications, registrations and applications for registrations ("Patents"); (ii) copyrights in both published or unpublished works and subject matter other than works and registrations and applications for registration thereof and moral rights ("Copyrights"); (iii) computer software, programs, data and documentation; (iv) technology, trade secrets and confidential business information, whether patentable or non-patentable and whether or not reduced to practice, know-how, designs, specifications, processes, mask works, prototypes, enhancements, improvements, works-in-progress, drawings, models, research and development information, technical data, engineering files, flow charts, inventions (whether or not patentable), discoveries, improvements, works of authorship and ideas; (v) trade names, together with the goodwill attached thereto, trade marks, logos, service marks, merchandise marks and brands, domain names, whether registered or not, together with all translations, adaptations, derivations and combinations thereof and all applications, registrations and renewals in connection therewith ("Trademarks"); (vi) all rights to continuations, enhancements, renewals and modifications thereof and of the foregoing, common law rights; (vii) other proprietary rights relating to any of the foregoing (including without limitation relief and remedies for infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions, whether arising prior to or following the Closing); and (viii) the rights and remedies of Seller under the non-competition, confidentiality, assignment of inventions and non-solicitation provisions of all of Seller's employees, affiliates, and consultants, including Borody, with respect to the Technology.

"IP Australia" means IP Australia, a Government Authority of the Commonwealth of Australia.

"IP Deeds" mean:

(a)	the deed called the "Borody Intellectual Property Deed" between Seller and Professor Thomas Borody dated 29 April 2005; and

(b)	the deed called the "CDD Intellectual Property Deed" between Seller and Centre for Digestive Diseases Pty Limited dated 5 May 2005.

"Knowledge Transfer Period" has the meaning specified in Section 13.6.

"Liability" means any liabilities, obligations or claims of any kind whatsoever whether absolute, accrued or un-accrued, fixed or contingent, matured or un-matured, asserted or unasserted, known or unknown, direct or indirect, and whether due or to become due.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien, claim, conditional sale or other title retention arrangement or charge of any kind, or any other third party right (including the right to receive royalties or other payments) or equitable right.

"Material Adverse Effect" means any Event between the Effective Date and Closing which (whether or not it becomes public and whether or not it relates to matters occurring before the date of this deed) has had or may reasonably be expected to have a material adverse effect on the Technology, the Acquired Assets, the Assumed Liabilities or the condition, operations, or properties of the Acquired Assets or the ability of Seller to perform its obligations under this Agreement, the Mortgage or the Featherweight Charge.

“Net Sales” shall mean with respect to a Product, the total amounts actually received by Buyer and/or its Affiliates in respect of all sales (including, without limitation, hospital sales, mail orders, retail sales, and sales to federal or state governments, wholesalers, or medical institutions) of such Product(s) or Combination Product (subject to the adjustments set forth below) in arm’s length sales by Buyer and/or its Affiliates, less the following items determined in accordance with Buyer’s standard accounting methods and IFRS standards as consistently applied by Buyer or its Affiliates (the “Recognized Deductions”) which have not been previously claimed by Buyer: (i) quantity and/or cash discounts allowed or taken (including by or to wholesalers); (ii) customs, duties, sales, withholding, import/export, excise and similar taxes imposed on the Product but not income tax; (iii) amounts allowed or credited by reason of rejections, return of goods (including as a result of recalls), any retroactive price reductions or allowances (including those resulting from inventory management or similar agreements with wholesalers), and prompt payment and trade, cash and volume discounts; (iv) amounts incurred resulting from government mandated rebate programs (or any agency thereof); (v) third party (a) rebates, (b) freight, packaging, postage, shipping and applicable insurance charges and (c) chargebacks or similar price concessions related to the sale of the Product; (vi) bad debts; (vii) royalties paid to third parties by Buyer, its Affiliates or Sublicensees in respect of the use of such third party’s intellectual property rights but only if that intellectual property is required to exploit or used in combination with or to enhance the Product or Combination Product; and (viii) reasonable quantities of samples.

For the purposes of this definition, the transfer of a Product by Buyer or one of its Affiliates to another Affiliate of Buyer or to a sublicensee for resale is not a sale and in such cases, Net Sales will be determined based on the amount received by Buyer or such Affiliate or Sublicensee in respect of the Product or “Combination Product” (subject to the adjustments set forth below) as sold by the Affiliate or Sublicensee to independent third-parties, less the Recognized Deductions.

In the case of any sale of Product or part thereof for value other than in an arm’s length transaction exclusively for cash, such as barter or counter trade, Net Sales will be calculated based on the fair market value of the consideration received less the Recognized Deductions fairly attributable to that transaction.

For Net Sales of a Product sold or supplied as a “Combination Product”, the Net Sales of such a Combination Product will be determined by multiplying the Net Sales of such Combination Product by the fraction of A/(A+B), where A is the average unit selling price during the period in respect of which Net Sales are being calculated of the Product sold separately and B is the total average unit selling price during the period in respect of which Net Sales are being calculated of the other product or device included in the Combination Product, when sold separately.

"Notice of Buy Back Price" has the meaning specified in Section 5.2.

"Notice of Intention" has the meaning specified in Section 5.2.

"Patents" means the patents and applications for patent referred to in Exhibit 11.13.4.

"Person" means an individual, corporation, partnership, association, trust or other entity or organization, including any Governmental Authority.

"Pharmatel" means Pharmatel Research & Development Pty Limited

"Proceedings" has the meaning specified in Section 11.10

"Products" means Myoconda, Heliconda and Picoconda as described in Exhibit 2.1, in all formulations and dosage forms and in all delivery methods, including all combination products, as well as all ‘next generations’ of same.

"Protected Party" means a Buyer Protected Party or a Seller Protected Party.

"Regulatory Approvals" has the meaning specified in Section 11.7.1.

"Relevant Therapy" has the meaning specified in Section 5.2.

"Retained Intellectual Property" has the meaning specified in Section 4.

"Retained Liabilities" has the meaning specified in Section 3.2

"Required Approvals" has the meaning specified in Section 11.4.

"Revenue Sharing Payments" has the meaning specified in Section 6.2.

"Seller Protected Party" has the meaning specified in Section 16.2

“Sublicense” shall mean any right granted, license given, or agreement entered into, by Buyer and/or its Affiliates and/or Sublicensees to or with any other person or entity permitting any use of the Technology (or any part thereof) or any right to research, develop, make, have made, register, import, manufacture, use, sell, offer for sale, produce, sublicense, commercialize and/or distribute the Products for any indication; and the term “Sublicensee” shall be construed accordingly.

“Sublicense Receipts” means royalties actually received by Buyer and/or its Affiliates from third party partner Sublicensees (and/or any further Sublicensees thereof) in respect of the Products, excluding, for example but without limitation, payments received on account of (i) debt financing; (ii) equity (and conditional equity, such as warrants, convertible debt and the like) investments in Buyer or any Affiliate thereof at market value, and less the Recognized Deductions which have not already been claimed or deducted by Buyer. For Sublicense Receipts received in respect of a Product sold or supplied as a “Combination Product”, the Sublicense Receipts of such Combination Product will be determined in the same manner as the Net Sales of such Combination Product, mutatis mutandis.

"Tax" or "Taxes" means all taxes imposed of any nature including federal, state, local or foreign income tax, franchise tax, employment related tax, real or personal property tax, sales or use tax, excise tax, stamp tax or duty, capital gains tax, any withholding or back up withholding tax, and value added tax, together with any interest or any penalty.

"Technology" means:

(a)	all inventions subsisting in the Products (including the inventions described in Exhibit 11.13.4); and

(b)	all technical and other information subsisting in or relating to the Products.

"Technology Intellectual Property" shall refer collectively to all Intellectual Property that is owned by, controlled by, used by or licensed to Seller and is associated with the Technology and all documentation evidencing the same, including without limitation those patents listed in Exhibit 11.13.4.

"Third Person Claim" has the meaning specified in Section 16.3.

“USD” means United States Dollars.

2.	Purchase and Sale of Assets

Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, or procure Borody at no additional consideration to, sell, transfer, convey, assign and deliver to Buyer and Buyer shall purchase from Seller, free and clear of any Liens other than the Assumed Liabilities and the Charges, the Products, the Technology and the Technology Intellectual Property, including all of Seller's rights, title and interest in and to all assets and properties of Seller of whatever kind wherever located, real personal or mixed, tangible or intangible associated with the Products and/or the Technology and/or the Technology Intellectual Property, whether or not appearing on the books and records of Seller, as the same shall exist on the date hereof and/or at Closing (the "Acquired Assets") including all right, title and interest of Seller in, to and under:

2.1.	Assets. (i) the Products and all right to develop, make, have made, use, market, manufacture, sell, license, service and otherwise commercialize the Products and (ii) all assets (including patents, patent applications and other patent rights, data know-how and other Intellectual Property and rights associated therewith) whatsoever that are used by Seller or needed in any way for the development, manufacture, use and/or commercialization of the Products, including the tangible assets listed on Exhibit 2.1A.

2.2.	Materials. All materials, including raw materials, work-in process, samples, finished goods and all quantities of the Products or samples collected in all clinical trials and made available to Seller, whether in the possession of Seller or located at the clinical centers where the clinical trials are taking or have taken place.

2.3.	Assigned Agreements. The Agreements listed on Exhibit 2.3 hereto (including without limitation the rights, relief and remedies for infringements thereunder and rights of protection of interests thereunder, whether arising prior to or following the Closing), including the IP Deeds, and any other Agreement entered into after the Effective Date which had it existed on the Effective Date would have been required to be listed in Exhibit 11.11 and which Buyer notifies Seller it wishes to acquire (collectively, the "Assigned Agreements").

2.4.	Documentation. All books and records and other documentation relating to the Acquired Assets in the possession or under the control of Seller, or held on behalf of Seller, whether in hard copy or machine-readable format, including without limitation: (i) all documentation relating to the research and development of the Technology and the Products; (ii) all documentation relating to the manufacturing, marketing, distribution and sale of the Products; (iii) all documentation relating to testing and clinical trials of the Technology and the Products, including all records, databases, accounts, notes, reports and data, all agreements relating to the conduct of such trials and testing and all reports and results of such testing and trials; and (iv) any regulatory, patent office, governmental or other filing, approval or certification covering the Products or any of them as well as all trials and studies performed in connection therewith.

2.5.	Production Files. All production files and development files (including all specifications, drug manufacturing files, source codes, formulae and other documentation) required for the production, modification and further development of the Products.

2.6.	Approvals. All Approvals with respect to the Acquired Assets and/or the Technology (including without limitation all Regulatory Approvals), all applications for such Approvals and all other correspondence with any Governmental Authority with respect to such Approvals and the application process therefor.

2.7.	Goodwill. All of the goodwill associated with the Technology, including the right to represent oneself as the successor to the Technology.

2.8.	Intellectual Property. All of the Technology Intellectual Property.

2.9.	Claims. Seller's rights, claims and actions against third parties relating to the Acquired Assets arising out of transactions occurring prior to the Closing Date other than in relation to the AMTI Asset Purchase Agreement, including all rights, claims and credits of Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with products sold or services provided to Seller for or in connection with any of the Acquired Assets or any Assumed Liabilities.

3.	Assumption and Retention of Liabilities

3.1.	Assumed Liabilities. Subject to the provisions of this Section, at Closing, Buyer shall assume and agree to perform, and to pay or otherwise discharge, in accordance with the stated written terms of the Assigned Agreements, the obligations and Liabilities of Seller following the Closing under the Assigned Agreements, but only to the extent such obligations and Liabilities arise after Closing, and specifically excluding any obligations, third party claims or Liabilities arising from or in connection with any causes of action, breach, violation, default or the failure of performance of Seller, occurring or arising prior to the Closing. The obligations described in this Section 3.1 which are to be assumed by Buyer are collectively referred to as the "Assumed Liabilities".

3.2.	Retained Liabilities. Except for the Assumed Liabilities, Buyer shall not assume or be required to pay or otherwise discharge and hereby expressly disclaims any assumption of any other obligations, third party claims or Liabilities of Seller, whether or not, in any particular instance, any such Liability has a value for accounting purposes or is carried or reflected on or specifically referred to in Seller’s financial statements, including any obligations, third party claims or Liabilities arising from or in connection with any causes of action, breach, violation, default or failure of performance of Seller or any third party occurring or arising prior to Closing, whether or not related to the Products, Technology, or Technology Intellectual Property (the "Retained Liabilities"). Seller shall pay, perform or discharge when due or required to be performed or discharged, or contest in good faith, the Retained Liabilities.

4.	Right of Use

4.1	Licence in Respect of Retained Intellectual Property. As of Closing and for no additional consideration, Seller grants Buyer a worldwide, assignable, perpetual, exclusive right to use any Intellectual Property owned, controlled or otherwise held or used by Seller that it retains and does not transfer to Buyer as part of the Acquired Assets ("Retained Intellectual Property"), for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale and/or offer for sale of the Products, with a right to freely grant secondary rights (including sub-licences) under such rights.

4.2	Hepaconda and Ibaconda Licence Carveout. For the avoidance of doubt, the obligation imposed on Seller by Section 4.1 to grant Seller a licence (including sub-licenses) and the restriction imposed by Section 4.5 on Seller does not extend to the Intellectual Property identified as Hepaconda or Ibaconda (as same are defined in Exhibit 4.2 hereto); provided that Seller hereby warrants and represents that such Intellectual Property identified as Hepaconda or Ibaconda is not and will not be required in any manner for the development or commercialization of any of the Products. In the event that despite the foregoing representation, the Intellectual Property identified as Hepaconda or Ibaconda shall be required for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale and/or offer for sale of any of the Products, Seller grants Buyer a worldwide, assignable, perpetual, non-royalty bearing exclusive right to use same as set forth in Section 4.1 above.

4.3	Non Disposal of Retained Intellectual Property. For the avoidance of doubt, Seller shall not dispose of any of the Retained Intellectual Property unless Buyer's rights under the above right to use are preserved. In addition, prior to the lapse of any rights in or registrations relating to the Retained Intellectual Property, Seller shall use its reasonable endeavours to offer such Retained Intellectual Property to Buyer for no additional consideration.

4.4	Related Information. Seller must also share with Buyer, free of charge, all other information which is not part of the Technology Intellectual Property and that is required for the development of the Products.

4.5	Licensing Restrictions. From the Effective Date, Seller shall not grant a license to any of the Intellectual Property licensed to Buyer pursuant to this Section 4 for use in the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale and/or offer for sale of the Products or products that compete with the Products in any way whatsoever or otherwise grant or enter into any agreement, arrangement or commitment according to which a third party is granted any rights that would derogate from or conflict with the rights granted to Buyer pursuant to this Section 4.

5.	Diligence Obligation and Buy Back Option

5.1	Diligence Obligations. The control of the Acquired Assets and the business related thereto on and after Closing will rest exclusively with Buyer and Seller shall not have any right to object to the manner in which same are handled or conducted after the Closing, including any rights to prevent the merger or consolidation of Buyer, any sale or transfer of any shares of Buyer or any assets of Buyer to any third Person or the acquisition of any interests in or assets of any third Person. Notwithstanding the foregoing, Buyer will, if the Closing does occur, make a good faith, continuous and commercially reasonable effort to allocate appropriate financial resources (by itself and/or thorough cooperation with third party partners) to prepare, initiate and complete the clinical development of the Products (with the exception of Picoconda) and file an application for regulatory marketing approval in accordance with industry standards (the “Diligence Obligation”). For the avoidance of any doubt, development failures, negative regulatory decisions, and/or other reasons that are beyond Buyer's control, shall not constitute a breach of the Diligence Obligation.

Buyer agrees to keep Seller informed with respect to activities and progress toward further research, development and commercialization of the Products. Towards this end, as of six months following the Closing, and bi-annually thereafter, Buyer shall promptly provide Seller with written reports summarizing such activities as well as the prosecution and maintenance activities planned or due in respect of the Patents deemed by Buyer to be necessary for the development of the respective Products. Buyer agrees to give Seller written notice as soon as practicable, but no later than 30 days after Buyer becomes aware of the occurrence thereof, of any event of which Buyer becomes aware that is materially related to the safety of a Product (such as serious adverse events) or that concerns any material developments, material failures (including, without limitation, the grant of any regulatory approval), or material events.

5.2	Buy Back Option. Seller's sole and exclusive remedy for a material breach by Buyer of the Diligence Obligation in respect of any of the Products that is not remedied within ninety (90) days of notice by Seller of such breach, shall be the option to acquire the relevant Product, as well as the Intellectual Property, Technology Intellectual Property and Assigned Agreements associated with the relevant Product (the "Relevant Therapy") at the Buy-Back Price (the “Buy Back Option”).

If Seller wishes to exercise its Buy Back Option then it must give a written notice to Buyer of such intention (the "Notice of Intention"). The Notice of Intention must specify: (i) the circumstances upon which Seller is relying in order to effect the Buy Back Option; and (ii) its proposed date for acquiring legal and beneficial ownership in the relevant Product that is the subject of the Buy-Back. The Notice of Intention does not constitute a notice exercising the Buy Back Option.

Promptly, but no later than 21 days after receiving the Notice of Intention, Buyer must calculate the Buy Back Price and give written notice to Seller of same (the "Notice of Buy Back Price"). Buyer must also provide Seller at the time its gives the aforementioned notice with reasonable evidence substantiating its calculations and with a reasonable opportunity to undertake due diligence on the Relevant Therapy.

The “Buy Back Price” with respect to the Product the subject of the Notice of Intention shall be equal to Buyer’s purchase price of the relevant Products as set out in Exhibit 5.2 as well as the Development Costs incurred by Buyer in connection with the Relevant Therapy up to the date of such sale back to Seller.

If Buyer does not dispute Seller’s provision of the Notice of Intention and does not remedy the material breach, Seller will have 30 days after its receipt of the Notice of Buy Back Price from Buyer to exercise the Buy Back Option. The Buy Back Option may be exercised by Seller giving a written exercise notice to Buyer together with payment of the Buy Back Price without any set-off, counterclaim or any other condition (the "Exercise Notice").

Promptly, but no later than 30 days after the receipt by Buyer of the Exercise Notice, Buyer must transfer to Seller (or its nominee which must be an Affiliate) all rights of Buyer in the Relevant Therapy "as-is" with no representations or warranties whatsoever free and clear of all Liens on title created by Buyer. Buyer must also transfer to Seller (or its nominee which must be an Affiliate) all its rights in and under Assigned Agreements which relate to the Relevant Therapy at the same time as the transfer of legal and beneficial ownership of the Relevant Therapy by entering into assignment agreements equivalent in form and substance to those provided by Seller at the Closing hereunder, mutatis mutandis, or that are otherwise to the reasonable satisfaction of Buyer. The provisions of Section 14.1 will apply to sale of the Relevant Therapy except that all references to "Buyer" shall be construed as "Seller (or its nominee)", and vice versa. Any costs associated with the transfer of the Relevant Therapy and associated Assigned Agreements to the Seller pursuant to exercise of the Buy Back Option shall be borne by Seller.

Notwithstanding anything to the contrary in this Agreement, the Option granted by Buyer to Seller in accordance with this Section may be separately exercised by Seller (or its nominee who must be an Affiliate) in respect of any Product which Buyer has committed a material breach of the Diligence Obligations. The occurrence of a dispute between the parties will not prejudice Seller's right to acquire the Relevant Therapy following the resolution of that dispute.

As of the date of the relevant Exercise Notice, all Buyer’s obligations related to the Product and Relevant Therapy covered by the Exercise Notice shall terminate.

5.3	No Assurance. For the avoidance of doubt, nothing contained in this Agreement shall be construed as a warranty by Buyer that any commercialization to be carried out by it in connection with this Agreement will actually achieve its aims or any other results and Buyer makes no warranties whatsoever as to any results to be achieved in consequence of the carrying out of any such commercialization. Furthermore, Buyer makes no representation to the effect that the commercialization of any of the Products, or any part thereof, will succeed, or that it shall be able to sell any of the Products in any quantity. The foregoing provision does not qualify the obligation of Buyer to use its good faith, continuous and commercially reasonable effort to fulfill the Diligence Obligation in accordance with Section 5.1.

6.	Payments

6.1	Up-Front Payment. Buyer shall pay, or cause to be paid, USD $500,000 (USD five hundred thousand) to Seller to the account listed in Exhibit 6.1 (the “Closing Payment”). [****]. All payments will be made to the account listed in Exhibit 6.1 unless otherwise instructed by Seller a reasonable time prior to the date of payment.

6.1A	Use of Advance and Grant of Charge. Seller shall use the Advance solely for the payment of the costs and expenses listed in Exhibit 6.1A. In the event that the Closing shall not take place within 45 days of the Effective Date, for any reason whatsoever, the full amount of the Advance shall be repaid to the Buyer immediately upon the expiration of such 45 day period; provided that in the event that prior to such time the Seller’s Board of Directors rescinds its approval of the transactions contemplated hereby or the Seller's shareholders consider and do not approve the transactions contemplated hereby, the full amount of the Advance shall be repaid to the Buyer immediately following that occurrence.

The Advance shall be secured by a registered first ranking equitable mortgage in form and substance satisfactory to the Buyer for the benefit of the Buyer on the entirety of the Technology Intellectual Property (the “Collateral” and the “Mortgage”), as well as a featherweight floating charge in a form and substance satisfactory to the Buyer over all the assets of the Seller (“Featherweight Charge”).

Seller will immediately file the Mortgage and Featherweight Charge (each, a “Charge”) and any reports or documents required to record them with ASIC and the Australian Patent Office and with all foreign equivalents thereof in jurisdictions where Technology Intellectual Property is registered and with any other local or foreign authority as required to give force, effect and priority to each Charge. Seller shall be liable for any amounts required to be paid in order to accomplish such registrations. The Seller hereby represents that the Collateral and all other assets that are subject to the Charge as at the time of the creation of the Charge are free and clear of all mortgages, Liens, loans and encumbrances, claims or any other rights that might impair the rights or the priority of the Buyer pursuant to the Mortgage or the Featherweight Charge. The Seller shall not directly or indirectly create, incur, assume or suffer to exist any liens on the Collateral or any other assets that are subject to the Charge at any time, without the prior written consent of the Buyer.

The Seller shall promptly notify the Buyer in writing of any Insolvency Event that it suffers or is threatened against Seller or any of its assets.

Without limiting in any way the responsibility and obligations of the Seller and not as substitute to such obligations, the Seller hereby irrevocably appoints the Buyer as its true and lawful attorney, with full power of substitution, to act in the name of and at the expense of the Seller in order to do any such act, including without limitation to sign in the name of the Seller any and all documents as may in the opinion of the Buyer be necessary in order to exercise the rights of the Buyer under the Mortgage and/or the Featherweight Charge and realize same. The foregoing right is only exercisable if: (a) Seller suffers an Insolvency Event; or (b) Seller has failed to repay the Advance when required in accordance with the terms of this Agreement or (c) Seller fails to comply with its Closing obligations set out in Section 8.1 (the “Event of Default”).

Without derogating from the terms of the Charges, upon the occurrence of any Insolvency Event or any Event of Default, the Buyer shall be entitled to take all such steps allowed by Applicable Law as it sees fit to collect and realize the Collateral including, without limitation, the appointment of a receiver or manager (the “Receiver”). Seller hereby, to the fullest extent possible under applicable law, irrevocably agrees to the appointment of such Receiver and waives any claim or right to object to such appointment.

Unless otherwise provided in the Charges, Seller alone shall be responsible for the remuneration of the Receiver. The Receiver shall be empowered to do the following:

(a)	to take possession of the assets the subject of the Charges and for that purpose to take any proceedings in the Seller’s name or otherwise as the Receiver shall see fit;

(b)	to sell or agree to the sale of the assets the subject of the Charges, in whole or in part, or to transfer the same, including without limitation to the Buyer, in any manner and upon such conditions as the Receiver may see fit;

(c)	to make any other arrangement with respect to the assets the subject of the Charges or any part thereof as the Receiver may see fit;

(d)	to do all other acts and things which the Receiver may consider to be incidental or conducive to any of the above powers.

Unless otherwise provided in the Charges, all reasonable costs, charges and expenses incurred by the Buyer in connection with all proceedings for enforcement of the Charges shall be recoverable from the Seller.

6.2	Revenue Sharing Payments. [****]. Buyer will pay Seller an amount equal to 7% of Net Sales, and 20% of Sublicense Receipts, actually received by Buyer and/or its Affiliates in respect of the relevant Product, all after recovery by Buyer of all costs and expenses that exceed the Budget (collectively, “Revenue Sharing Payments”).

For the avoidance of doubt, the foregoing obligation applies to Buyer in respect of products which incorporate some or all of the Patents of the applicable Product.

Seller shall be fully and solely responsible for all payments to Borody and the Australian Centre for Digestive Diseases and for any additional payments required to be paid to any third party with respect to the exploitation of the Technology to the extent such payment arises from circumstances that constitute a breach of Seller’s representations hereunder.

6.3	Due Dates for Payment of Revenue Sharing Payments. All payments due pursuant to the provisions of Section 6.2 above shall be due and payable to Seller on a calendar quarterly basis within sixty (60) days following the end of the applicable calendar quarter during which the relevant Net Sales or Sublicense Receipts were actually received by Buyer or its Affiliates. The Buyer must procure its Affiliates who sell the Products to comply with the foregoing obligation.

6.4	Payment Method. Any amounts due to Seller under this Agreement will be paid in U.S. dollars, by wire transfer in immediately available funds, to the account specified in Exhibit 6.1.

6.5	Currency; Foreign Payments. If any currency conversion will be required in connection with the calculation of any payment hereunder, such conversion will be made by using the exchange rate for the purchase of U.S. dollars as published in Europe Edition of the Wall Street Journal (online edition), on the date of the payment. If at any time legal restrictions prevent the prompt remittance of any payments in any jurisdiction, Buyer may notify Seller and make such payments by depositing the amount thereof in local currency in a bank account or other depository in such country in the name of Seller or its designee, and Buyer will have no further obligations under this Agreement with respect thereto.

6.6	Invoice; Approvals. Buyer will inform Seller of the amount payable pursuant to any payment to be made hereunder all payments to be made by Buyer to Seller under this Agreement shall be made against receipt of an appropriate invoice in respect of the amount of such payment. Buyer will make payment of all Revenue Sharing Payments into the account of Seller specified in Exhibit 6.1 unless otherwise directed by Seller in writing beforehand and promptly provide the invoice. In the event any payment may require approval of any Governmental Authority, Buyer undertakes to promptly file for approval after engaging in reasonable prior consultation with Seller and in the event that such approval is not received by the due date of payment, Buyer undertakes to effectuate payment as soon as possible following the receipt of the necessary approval. The cost of obtaining any government approvals will be solely borne by Buyer.

6.7	Gross Payments; Taxes. All amounts to be paid to Seller hereunder are gross amounts and are final and inclusive of any applicable Taxes. Any applicable Taxes shall be borne and paid for exclusively by Seller. Buyer may deduct from amounts paid to Seller pursuant to this Agreement any amounts required under Applicable Law to be withheld at source (including VAT) including under any applicable treaty or law. Buyer will provide Seller a certificate evidencing payment of any Withholding Taxes and such other available documentation as is necessary to enable Seller to promptly claim any input tax credits or tax rebates.

7	Record Retention and Audit

7.1	Record Retention and Access. Buyer will maintain, and procure its Affiliates who sell Products to maintain, complete, accurate, up-to-date and auditable books, records and accounts in relation to the Net Sales, Sublicense Receipts, and Development Costs, in sufficient detail to confirm the accuracy of Revenue Sharing Payments and the Buy Back Price payable in accordance with this Agreement. The aforementioned books, records and accounts must be retained for seven (7) after the end of the period to which such books, records and accounts pertain or as required by regulatory authorities in any territory with respect to the books and records applicable to such territory. Buyer will, and will procure its Affiliates, to provide an independent certified public accounting firm of nationally recognized standing, reasonably acceptable to Buyer and who agrees to be bound by a customary undertaking of confidentiality with reasonable access to the aforementioned books, records and accounts upon receiving a reasonable request to do so for the sole purpose of complying with an order, request or demand made by a Government Authority until the expiration of seven (7) years following termination of this Agreement.

7.2	Audit. Seller will have the right, at its own cost, to have an independent certified public accounting firm of nationally recognized standing, reasonably acceptable to Buyer and who agrees to be bound by a customary undertaking of confidentiality, have access during normal business hours, and upon reasonable prior written notice, to Buyer’s books, records and accounts (including, without limitation, electronic records and accounts) as may be reasonably necessary to verify the accuracy of Net Sales, Sublicense Receipts and Royalties, as applicable, for any period ending not more than twenty-four (24) months prior to the date of such request; provided, however, that Seller will not have the right to conduct more than one such audit in any calendar year or more than one such audit covering any given time period. The auditing firm will disclose to Seller only the results of its audit and not any other information. Any such audit shall be made during Buyer’s normal business hours and shall not unreasonably interfere with the business of Buyer and shall be completed within a reasonable timeframe. Seller will bear all the costs of such audit, unless a discrepancy of more than 5% exists in favor of the Seller in which case the Buyer will bear the costs of said audit. If, based on the results of such audit, additional payments are owed by Buyer under this Agreement, Buyer shall, at its own cost, have an additional thirty (30) days to conduct an additional (second) audit to verify Seller’s audit results and the discrepancies found during the first audit, and, assuming the two audits reconcile, Buyer shall make such additional payments within thirty (30) days after the date on which such second accounting firm’s written report is delivered to Buyer. Buyer will promptly, but no later than 7 days after the receipt of the second accounting firm's written report, give a copy of that report to Seller. If the results of the two audits do not reconcile, then the parties must engage in good faith negotiations for a period of thirty (30) days with the view of resolving the audit discrepancies as soon as possible. If the parties are unable to reach an agreement as to how the audit discrepancies should be resolved, then a party may engage a third independent auditor (who will be selected by the head of the Institute of Certified Public Accountants in Israel if the parties are unable to agree an auditor) to review the discrepancies between the two audits and conduct (if necessary) a third and final audit to resolve those discrepancies. The third auditor will provide its draft report to Seller and Buyer for their reasonable comment and review before finalizing same. The determination of the third auditor will be final and binding on the parties in the absence of manifest error. The parties shall equally share the costs incurred by the third auditor to be conducted, unless the third audit substantially confirms the results of the either parties’ individual audit in which case the cost of such audit shall be paid by the other party hereto.

7.3	Confidentiality. Seller will treat all information subject to review under this Section 7 in accordance with the confidentiality provisions of Section 14 below.

7.4	Audit of Buyer’s Affiliate. Buyer must procure those Affiliates who sell Products to comply with a written request made by Seller to audit the books, records and accounts of the aforementioned Buyer’s Affiliates. The audit will be conducted in accordance with Section 7.2 and all references to Buyer will be construed as a reference to “Buyer’s Affiliate who sells Products”.

8.	Closing

The consummation of the sale and purchase of the Acquired Assets (the "Closing") shall take place at the Sydney offices of Minter Ellison at 15:00 (Sydney time) in no event later than the second business day after all of the conditions set forth in Section 9 have been satisfied or waived, or at such other date, time or place as Buyer and Seller may agree. Such time and date of Closing are herein referred to as the "Closing Date".

8.1.	Seller’s Closing Obligations. On or prior to Closing, and subject to the performance by Buyer of the obligations on its part to be performed in accordance with Section 8.2, Seller shall deliver to Buyer the following:

8.1.1.	an extract, certified by its Chairman, of the minutes of its Board of Directors meeting approving the entry into and execution by Seller of this Agreement and the Ancillary Agreements, the performance by Seller of this Agreement and the Ancillary Agreements and the consummation by Seller of all transactions contemplated hereunder and thereunder, in form and substance reasonably satisfactory to Buyer.

8.1.2	an extract, certified by its Chairman, of the minutes of its shareholders meeting approving the entry into and execution by Seller of this Agreement and the Ancillary Agreements, the performance by Seller of this Agreement and the Ancillary Agreements and the consummation by Seller of all transactions contemplated hereunder and thereunder, all in accordance with the requirements of the Listing Rules of ASX Limited, the Corporations Act and Applicable Law, in form and substance reasonably satisfactory to Buyer.

8.1.3	possession and control of the Acquired Assets that are capable of being delivered by Seller, including all Assigned Agreements and files contained in one or more CDs or in such other format as may be agreed by the parties unless Buyer requests those assets to be left in situ.

8.1.4	all deeds, bills of sale, endorsements, consents, assignments and documents that may be necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Acquired Assets, including without limitation, fully executed ‘recordal of assignment’ forms in respect of all the patents associated with the Acquired Assets in the form required by IP Australia and/or any other Governmental Authority in any other jurisdiction and any documents required to be entered into and executed by Borody to transfer legal and/or beneficial ownership in such patents to Buyer.

8.1.5	copies of the Ancillary Agreements, duly executed by Seller or Borody, as applicable; as well as all other Exhibits hereto in a form and containing the substance to be agreed between the Buyer and the Seller.

8.1.6	an undertaking duly signed by Pharmatel whereby it waives and releases all rights and interest in and to the Patents and transfers all such rights and interests to Seller, in form and substance acceptable to Buyer.

8.1.7	the Borody Agreement signed by Borody.

8.1.8	copies of all Required Approvals and/or letters of assignment with regard to the Assigned Agreements.

8.1.9	a compliance certificate given by an officer of Seller in form and substance reasonably acceptable to Buyer.

8.1.10	such further instruments and documents as may be required to be delivered by Seller pursuant to the terms of this Agreement or as may be reasonably requested by Buyer in connection with the closing of the transactions contemplated hereby or to complete the transfer of the Acquired Assets to Buyer, including good, sufficient instruments of assignment with respect to the Technology Intellectual Property in recordable form, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Acquired Assets without Lien of any kind.

8.2.	Buyer’s Closing Obligations. At the Closing, and subject to the performance by Seller of the obligations on its part to be performed in accordance with Section 8.1, Buyer shall deliver to Seller the following:

8.2.1	pay the amount of USD [****] to Seller pursuant to Section 6.1 above.

8.2.2	a duly executed copy of resolutions of its Board of Directors approving, inter alia, the execution by Buyer of this Agreement and the Ancillary Agreements, the performance by Buyer of this Agreement and the consummation by Buyer of all transactions contemplated hereunder.

8.2.3	copies of the Ancillary Agreements duly executed by Buyer.

8.3	Completion of Sale and Purchase. The requirements under Sections 8.1 and 8.2 are interdependent and must be completed contemporaneously.

8.4	Remedy for Breach by Buyer. In the event that Buyer does not perform its obligations set out in Section 8.1 in breach of the terms of this Agreement and Seller does not grant an extension for Buyer to satisfy those obligations, then:

8.4.1	Buyer must immediately deliver to Seller on demand, without counter claim or condition or invoking any dispute resolution provision, properly executed documents required to fully discharge and release the Charges;

8.4.2	Buyer will have no right to repayment of any part of the Advance that has been used by Seller in payment of the costs and expenses listed in Exhibit 6.1A in the event that Seller terminates this Agreement pursuant to Section 15.1.6; and

8.4.3	such release of the Charges and loss of right to repayment shall be Seller's sole and exclusive remedy for such breach by Buyer.

8.4	Accounting. From and after the Closing, Buyer shall have the right and authority to collect for its own account all receivables and other related items that are included in the Acquired Assets, but only to the extent that such items accrue after the Closing. To the extent that, after the Closing, Seller or any of its Affiliates receive any payment that is for the account of Buyer or any of its Affiliates according to the terms of this Agreement or the Ancillary Agreements, Seller shall deliver such amount to Buyer by depositing that amount into the bank account nominated in writing by Buyer. To the extent that, after the Closing, Buyer or any of its Affiliates receive any payment that is for the account of Seller or any of its Affiliates according to the terms of this Agreement or the Ancillary Agreements, Buyer shall deliver such amount to Seller by depositing that amount into the bank account listed in Exhibit 6.1 unless otherwise directed in writing by Seller. All amounts due and payable under this Section 8.4, if any, shall be due and payable by Buyer or Seller, as applicable, in immediately available funds within thirty (30) days of receipt thereof.

9.	Conditions to Closing

9.1.	Conditions to Buyer’s Closing Obligations. The obligation of Buyer to comply with Section 8.2 of this Agreement is subject to the reasonable satisfaction or waiver in writing by Buyer of the following conditions on or before the Closing Date:

9.1.1	Seller to procure Borody to enter into the Borody Agreement.

9.1.2	Seller shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date and Borody shall have performed all of his obligations under the Borody Agreement required to be performed by him at or prior to the Closing Date.

9.1.3.	The representations and warranties of Seller contained in this Agreement and of Borody contained in the Borody Agreement shall be true at and as of the Closing Date, as if the Closing Date was substituted for the date in such representations and warranties, and any breach of the representations and warranties does not have a Material Adverse Effect.

9.1.4	All of the Required Approvals and letters of assignment with regard to the Assigned Agreements shall have been obtained by Seller or Buyer, as applicable.

Buyer shall have obtained all governmental permits that are necessary to entitle it to own or lease, operate and use the Acquired Assets or to carry on and conduct the business in respect of same substantially as currently conducted by Seller. Without derogating from the foregoing, Buyer shall have received all Approvals from the competent Governmental Authority(ies) in each applicable country necessary for it to become the sponsor of each of the clinical trials currently being conducted with respect to the Technology in such country.

9.1.5.	Satisfactory completion of Buyer's financial, technical, regulatory, accounting, IP and legal due diligence examination of the Technology, the Products, the Acquired Assets, the Assumed Liabilities and Seller no later than the day prior to the general meeting of shareholders to be held by Seller to obtain approval of the transactions contemplated by this Agreement.

9.1.6	No action, suit, investigation or proceeding have been instituted or, other than by AMTI have been threatened, in each case that has not been withdrawn, dismissed or ceased to be threatened, to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby or to restrain the effective operation or use by Buyer of the Acquired Assets. No injunction or restraining order shall have been issued by any court of competent jurisdiction and be in effect that restrains or prohibits any transaction contemplated hereby or the effective operation or use by Buyer of the Acquired Assets. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that remains in effect and that has the effect of making the transactions contemplated hereby illegal or otherwise restraining, enjoining or prohibiting consummation of the transactions contemplated by this Agreement or the effective operation or use by Buyer of the Acquired Assets, and neither Buyer nor Seller shall have received written notice from any Governmental Authority that it has determined to institute any suit or proceeding to restrain or enjoin the consummation of the transactions contemplated or the effective operation or use by Buyer of the Acquired Assets or to nullify or render ineffective this Agreement if consummated, or to take any other action that would result in the prohibition or a material change in the terms of the transactions contemplated or restrain the effective operation or use by Buyer of the Acquired Assets.

9.1.7	There shall have been no adverse change in the technological and/or business status, condition or prospects of the Acquired Assets, the Assumed Liabilities, the Technology or the Products or any complaints, investigations or hearings (or communications indicating that the same may be contemplated) by any Governmental Authority, adjudicatory or arbitral proceedings against any of Seller, the Acquired Assets, the Assumed Liabilities, the Technology or the Products or that may affect the consummation of the transactions contemplated hereunder.

9.1.8	All corporate and other proceedings in connection with the transactions contemplated by this Agreement and by the Ancillary Agreements shall have been performed or obtained by Seller (including receipt of its Board of Directors and its shareholders’ approval) , all documents and instruments incident to such transactions and reasonably requested by Buyer shall be reasonably satisfactory in substance and form to Buyer and its counsel, shall have been executed and Buyer and its counsel shall have received counterpart originals or certified or other copies of such documents and instruments as Buyer or its counsel may reasonably request.

9.1.9	Each of (i) the agreement dated 23 March 2007 between Seller and Ind-Swift Laboratories Ltd. for the purchase of Clarithromycin and (ii) the agreement dated 1 May 2006 between Seller and Orphan Australia Pty Ltd (a subsidiary of the Sigma Pharmaceuticals Group) for the grant by Seller of the Myoconda marketing rights in Australia, New Zealand, South Africa, Namibia and certain South East Asian countries shall have been terminated.

9.2.	Conditions to Seller’s Closing Obligations. The obligation of Seller to comply with Section 8.1 of this Agreement is subject to the reasonable satisfaction or waiver in writing by Seller of the following conditions on or before the Closing Date:

9.2.1	Buyer shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

9.2.2	The representations and warranties of Buyer contained in this Agreement shall be true at and as of the Closing Date, as if the Closing Date was substituted for the date in such representations and warranties.

9.2.3	All corporate and other proceedings required of Buyer in connection with the transactions contemplated by this Agreement and by the Ancillary Agreements shall have been performed by Buyer.

9.2.4	No action, suit, investigation or proceeding other than AMTI shall have been instituted or threatened, in each case that has not been withdrawn, dismissed or ceased to be threatened, to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby. No injunction or restraining order shall have been issued by any court of competent jurisdiction and be in effect that restrains or prohibits any transaction contemplated hereby No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that remains in effect and that has the effect of making the transactions contemplated hereby illegal or otherwise restraining, enjoining or prohibiting consummation of the transactions contemplated by this Agreement, and neither Buyer nor Seller shall have received written notice from any Governmental Authority that it has determined to institute any suit or proceeding to restrain or enjoin the consummation of the transactions contemplated or to nullify or render ineffective this Agreement if consummated, or to take any other action that would result in the prohibition or a material change in the terms of the transactions contemplated.

9.3	Satisfaction of Conditions. Each party must, to the extent reasonably required by the other party, promptly co-operate with the other party to procure that its respective conditions set out in Sections 9.1 or 9.2, as the case may be, are satisfied as soon as possible but no later than the Closing Date. Without limitation the foregoing, that obligation includes:

9.3.1	providing all reasonably necessary and appropriate information; and

9.3.2	executing all deeds, agreements, instruments, transfers or other documents as may be necessary or desirable.

9.4	Notice of Satisfaction or Request for Waiver. Seller must give Buyer as soon as possible after the Effective Date a written notice that specifies that the conditions in Section 9.1 have been satisfied, and the date on which those conditions were satisfied, and provide documents that evidence to the reasonable satisfaction of Buyer the satisfaction of those conditions. Buyer must give Seller as soon as possible after the Effective Date a written notice that specifies that the conditions in Section 9.2 have been satisfied, and the date on which those conditions were satisfied, and provide documents that evidence to the reasonable satisfaction of Seller the satisfaction of those conditions.

10.	Further Assurances and Undertakings following Closing

10.1.	To the extent any of the Acquired Assets are not assigned or assignable to Buyer, or if the necessary consent to such assignment shall not have been obtained by Seller, as of the Closing Date, Seller shall hold in trust for the benefit of Buyer all of Seller's right, title and interest to such Acquired Assets and assign or deliver the same to Buyer as promptly as possible following the Closing Date. Seller shall cooperate in any reasonable arrangements proposed by Buyer which seek to provide Buyer with the use and benefits of such Acquired Assets as of the Closing Date. With respect to any Assigned Agreement not assigned, transferred, or delivered to Buyer at Closing, the use and benefit of which is requested by Buyer, in the event that Seller is required to make a payment on behalf of Buyer with respect to such Assigned Agreement, Buyer shall (in its discretion) pay that amount itself or advance Seller the required amount for the sole purpose of that payment and Seller must provide a duly issued invoice to Buyer together with receipts evidencing such payment; provided that Seller shall not make a payment under any such Assigned Agreement without first consulting with Buyer. Without derogating from the foregoing, Seller shall terminate and/or cease order and/or receipt of work or services under any Assigned Agreement, if requested to do so by Buyer, immediately upon written request from Buyer, in accordance with the terms of the Assigned Agreement. Without limiting the foregoing, Seller shall use its best efforts, in cooperation with Buyer, to obtain all third party approvals, and shall use its best endeavours to submit letters of assignment with regard to all Assigned Agreements and the other Acquired Assets within four (4) months of the Closing Date. In the event that any required consent as aforesaid is not received within four (4) months as aforesaid, Buyer shall have the option to inform Seller that the provisions of this Section 10,1 shall cease to apply and all rights and Liabilities in respect of relevant Asset shall remain with Seller.

10.2	If, after the Closing, Buyer becomes aware that an asset of Seller that was used in respect of or that is related to the Acquired Assets, including any Intellectual Property, failed to be transferred to Buyer at Closing, Seller covenants and agrees to transfer any such asset to Buyer promptly upon receipt of notice from Buyer to that effect for no additional consideration and such asset shall be deemed to form a part of the Acquired Assets for all purposes under this Agreement.

10.3.	After the Closing, Seller shall from time to time, at the reasonable request of Buyer and without further consideration to Seller, promptly execute and deliver such other instruments of conveyance and transfer as Buyer may reasonably request in order to more effectively consummate the transactions contemplated herein and to vest in Buyer good and marketable, legal and beneficial title to the Acquired Assets except in relation to those assets not capable of transfer and that are the subject of a licence granted pursuant to Section 4. Additionally, after the Closing, Seller shall deliver to Buyer any additional documents, reports and data related to the Acquired Assets, the Assumed Liabilities, the Technology and the Products requested by Buyer promptly following such request.

10.4	To the extent assets and rights of Seller in existence at the Closing Date necessary for the exploitation of the Acquired Assets and the conduct of business in respect thereof are omitted from the Acquired Assets at Buyer's request Seller will, without additional consideration to it, take all necessary action to transfer the omitted assets or rights to Buyer, pursuant to a bill of sale or assignment agreement, free and clear of all Liens unless those assets are not capable of transfer and are the subject of a licence granted pursuant to Section 4. Nothing in this Section 10 shall derogate from the provisions of Section 13.

10.5	After Closing Seller must pay Buyer on demand without set-off, counterclaim or condition the Closing Payment plus all costs incurred by Buyer in enforcing its Charges if a liquidator is appointed to Seller during the 6 month period following the Closing Date and the liquidator disclaims this Agreement which results in the sale of the Acquired Assets by Seller to Buyer being set aside or invalidated.

10.6	On the day immediately after the 6 month anniversary of the Closing Date, Buyer must give Seller without counterclaim or condition a duly executed Deed of Release and an ASIC Form 312 in respect of the Charge in the form acceptable to Buyer; provided that no allegation, claim or threat has been made by any person prior to that time which has resulted in or which has not been rescinded and if compromised, conceded or litigated, could result in any transaction under this Agreement being void, voidable, unenforceable or defective.

11.	Representations And Warranties of Seller

Seller hereby represents and warrants to Buyer that except as disclosed in the Disclosure Schedule annexed hereto as Exhibit 11 (which disclosures shall qualify the corresponding paragraph of this Section 11) the statements contained in this Section 11 are true and correct as at the Effective Date and will be true and correct as of the Closing Date, as if the Closing Date was substituted for the date in such representations and warranties.

11.1.	Corporate Organization and Power. Seller is a corporation duly organized and validly existing under the laws of Australia, and has all requisite corporate power and authority, and all licenses, authorizations, consents and Approvals of any Governmental Authority required to carry on its business and to own, lease and operate its assets and properties as now owned, leased and operated, except where the failure to have such a license, authorization, consent or Approval, could not, individually or in the aggregate, have a Material Adverse Effect.

11.2.	Authorization. Seller has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and to carry out the transactions contemplated herein and therein. The Board of Directors and the shareholders of Seller, to the extent required, have taken all action required by Applicable Law, ASX Listing Rules, and the respective Corporate Documents of Seller and otherwise to duly and validly authorize and approve the execution, delivery and performance by it of this Agreement, the Ancillary Agreements and the consummation by it of the transactions contemplated herein and therein and no other corporate proceedings on the part of Seller are, or will be, necessary to authorize this Agreement, the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements at Closing shall have been, duly and validly executed and delivered by Seller and constitute or shall constitute the legal, valid and binding obligations of Seller, enforceable against each of them in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

11.3.	Non-Contravention. Neither the execution, delivery and performance by Seller of this Agreement or the Ancillary Agreements nor the consummation of the transactions contemplated herein and therein will (i) contravene or conflict with any Corporate Documents of Seller; (ii) contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Seller, or any of the Acquired Assets, which could have a Material Adverse Effect; (iii) result in the creation or imposition of any Lien on any of the Acquired Assets, or (iv) be in conflict with, constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments or acceleration under any terms, conditions or provisions of any Assigned Agreements, Approval, instrument or other material agreement or obligation relating to the Acquired Assets. Without derogating from the foregoing, the Seller warrants and represents that the execution of this Agreement will not result in any breach under the asset purchase agreement between Seller and Australian Medical Therapy Investments Pty Ltd in relation to the sale of "Myoconda", which agreement was terminated on 15 June 2010.

11.4.	Consents and Approvals. Except as described in Exhibit 11.4 hereto (collectively the "Required Approvals"), no Approval of or notification to any individual or entity or Governmental Authority is required in connection with the execution, delivery or performance of this Agreement or the Ancillary Agreements by Seller or the consummation by Seller of the transactions contemplated herein and therein.

11.5.	Acquired Assets. Seller has legal and beneficial ownership and good, valid and marketable title in and to the Acquired Assets, free and clear of any Liens, other than in respect of: (a) the patents relating to the Acquired Assets which are legally owned by Borody for the benefit of Seller and which Borody will transfer to Buyer at Closing, (b) the Charges which will be created on the Effective Date in accordance with Section 6.1A; and (c) the Assumed Liabilities, and upon delivery to Buyer at Closing of the instruments of transfer contemplated by Sections 8.1.3 and 8.1.5, Buyer shall thereby acquire legal and beneficial ownership and good, valid and marketable title in and to the Acquired Assets, free and clear of any Liens, other than the Assumed Liabilities or those Acquired Assets which are not capable of being transferred and are the subject of the grant of a licence in accordance with Section 4. The Acquired Assets are in good and serviceable condition and are suitable for the uses for which used by Seller. The Acquired Assets comprise all of the material assets, of any type, necessary for the exploitation of the Acquired Assets or conduct of business with respect to the Acquired Assets and the exploitation of the Technology and the Products by Buyer as same has been heretofore conducted by Seller, and there are no material assets or properties owned, controlled, leased, licensed or used by Seller in the exploitation of the Acquired Assets or the operation of business in respect of the Acquired Assets or the exploitation of the Technology and the Products that will not be transferred to Buyer hereunder. There are no outstanding Liabilities or Liens related to the Acquired Assets or the Products other than the Assumed Liabilities.

11.6.	Manufacturing and Marketing Rights. Seller has not granted any rights to manufacture, produce, assemble, license, market or sell any Products and no Person has any rights to manufacture, produce, assemble, license, market or sell any Products with the exception of the Compounding Chemist.

11.7.	Regulatory Matters.

11.7.1.	Seller has obtained and holds all necessary and applicable Approvals required by any Governmental Authority to permit the development, preclinical and clinical testing of the Products in jurisdictions where it currently conducts such activities (for the purposes of this Section 11.7, the "Regulatory Approvals"). Exhibit 11.7.1 sets forth a list and description of each such Regulatory Approval, copies of which have been provided to Buyer. Each Regulatory Approval is valid and in full force and effect and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Regulatory Approval or which permits or, after notice or lapse of time (other than the expiration of the term of a Regulatory Approval) or both, would permit revocation, termination or result in a denial to renew of any such Regulatory Approval, or which would reasonably be expected to adversely affect the rights of Seller under any such Regulatory Approval and (ii) no notice of cancellation, of default or of any dispute concerning any Regulatory Approval, or of any event, condition or state of facts described in the preceding clause, has been received by, or is known to, Seller. None of the Regulatory Approvals will be terminated, revoked, modified or become terminable or impaired as a result of the consummation of the transactions contemplated hereunder and there are no facts or circumstances which could or may cause any Regulatory Approval to be terminated, revoked, modified or become terminable or impaired. Seller is in compliance with the terms and conditions of each Regulatory Approval and all applicable reporting requirements for all Regulatory Approvals including, but not limited to, applicable adverse event reporting requirements.

11.7.2.	Seller has not received any written notice or other written communication from any Governmental Authority (i) contesting the pre-market clearance or approval of the uses of or the labeling and promotion of any Product or (ii) otherwise alleging any violation of Applicable Law or Regulatory Approval by Seller or the Products or Technology.

11.7.3.	Seller has not received any notice of, and there are no facts or circumstances with could or may cause, any recalls, field notifications or seizures or adverse regulatory actions taken or, threatened by any Governmental Authority with respect to any of the Products, including any facilities where any such Products are produced, processed, packaged or stored, and Seller has never either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of any of the Products or provided post-sale warnings regarding any of the Products.

11.7.4.	The clinical trials with respect to the Technology and the Products have been conducted with reasonable care and in accordance with the stated protocols for such clinical trials. All clinical trials of the Products intended to be used to support regulatory clearance or approval have been and are being conducted in compliance with all Applicable Laws in the European Union, the United States and all other countries where such compliance is required, governing the conduct of such clinical trials.

11.7.5.	All filings with and submissions to all Governmental Authorities made by Seller with regard to the Products, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete as of the date hereof, and do not misstate any of the statements or information included therein, or omit to state a fact necessary to make the statements therein not misleading.

11.7.6.	Seller has not received any notice of, and to the best of the knowledge and belief of Seller after due enquiry there has been no, personal injury or damage to property suffered from the use of any of the Products or the Technology in any clinical trial or otherwise.

11.8.	Compliance with Applicable Laws. With respect to the transactions contemplated by this Agreement, the Technology, the Products, the Acquired Assets and the Assumed Liabilities, Seller has not violated or infringed, nor is it in violation or infringement of, any provision of Applicable Law or any order, writ, injunction or decree of any Governmental Authority and Seller or Borody and each of its officers, directors, employees and agents have complied with all Applicable Laws. No claims have been filed or threatened against Seller alleging a violation of any Applicable Law in connection with the Products, the Technology, the Acquired Assets or the Assumed Liabilities nor does Seller know of any fact or circumstance which may cause such a claim to be filed against it.

The exploitation of the Acquired Assets or conduct of business with respect to the Acquired Assets comply and have complied with all Applicable Laws relating to or addressing safety, human health, pollution or protection of the environment, emissions discharges or releases of Hazardous Materials or the investigation, cleanup or other remediation thereof ("Environmental Laws"). Seller has obtained all environmental, health and safety Regulatory Approvals necessary for the use and operation by the Company of the Acquired Assets and the conduct of business with respect to the Acquired Assets and Exhibit 11.8 sets forth a list and description of each such Regulatory Approval, copies of which have been provided to Buyer. All such Regulatory Approvals are in full force and effect, Seller is and has been in compliance with all material terms and conditions of such Regulatory Approvals, there is no action or proceeding pending, alleged in writing or to the knowledge of Seller threatened against Seller to revoke or modify such Regulatory Approvals, and neither the execution or delivery of this Agreement nor compliance by Seller with any of the provisions herein will result in the termination or revocation of any such Regulatory Approvals. Seller does not use in the exploitation of the Acquired Assets or conduct of business with respect to the Acquired Assets any material that is regulated under, or which is the subject of, applicable Environmental Laws.

11.9.	Approvals. Other than the Regulatory Approvals, there are no other Approvals of any Governmental Authorities (or of any other Person) necessary for Seller to exploit the Technology and own and operate the Acquired Assets as currently exploited, owned or operated.

11.10.	Litigation. There are no (i) current actions, suits, claims, hearings, arbitrations, proceedings (public or private) or current governmental investigations, pending or to the best of the knowledge or belief of Seller after due enquiry threatened, against or by Seller (collectively, "Proceedings"), nor any Proceedings or investigations or reviews by any Governmental Authority, pending or to the best of the knowledge and belief of Seller after due enquiry threatened against or relating to the Products, the Technology, any of the Acquired Assets or Assumed Liabilities or otherwise affecting the Products, the Technology, any of the Acquired Assets or Assumed Liabilities, or which seek to enjoin or rescind the transactions contemplated by this Agreement or the Ancillary Agreements; or (ii) existing orders, judgments or decrees of any Governmental Authority naming Seller or Borody in connection with the Products, the Technology, any of the Acquired Assets or Assumed Liabilities.

11.11.	Assigned Agreements. Except for this Agreement, the Compounding Agreement and any Agreements listed in Exhibit 11.11, Seller is not a party to or bound by any Agreement with respect to the Acquired Assets or the conduct of business with respect to the Acquired Assets. Seller has delivered to Buyer true and correct copies (or summaries, in the case of any oral Agreements) of all agreements listed in Exhibit 11.11. Each of the Assigned Agreements is in full force and effect and each Assigned Agreement is a legal, valid and binding obligation of Seller, and to the knowledge of Seller each other party thereto, enforceable against each such party thereto in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and subject to general principles of equity, and neither Seller nor, to the best of the knowledge and belief of Seller after due enquiry, any other party thereto is or has been alleged to be in breach, violation or default thereunder and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by Seller or by any such other party. Seller is not currently renegotiating any of the Assigned Agreements or paying liquidated damages in lieu of performance thereunder. Complete and correct copies of each Assigned Agreement have heretofore been delivered to Buyer by Seller. Each Assigned Agreement may be transferred to Buyer pursuant to this Agreement and will continue in full force and effect thereafter, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party.

11.12.	Restrictions on Business Activities. There is no contract (including covenants not to compete), judgment, injunction, order or decree binding upon Seller that has or could reasonably be expected to have, whether before or after consummation of the transactions contemplated by this Agreement, the effect of prohibiting or impairing any current or future business practice of Seller, any acquisition of property (tangible or intangible) by Seller or the conduct of business by Seller, all as same relate to the Technology, the Products and the Acquired Assets. Without limiting the generality of the foregoing, Seller has not entered into any customer or similar Contract that includes “most favored licensee/manufacturer/distributor” or similar clauses restricting or otherwise impacting the right of Seller to develop, license, manufacture or commercialize the Products in any manner or under which Seller is restricted from selling, licensing or otherwise distributing any of the Technology or Products to, or from providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market.

11.13	Technology Intellectual Property

11.13.1.	Exhibit 11.13.1 lists all Technology Intellectual Property that is registered with, has been applied for, or has been issued by the U.S. Patent and Trademark Office or a corresponding foreign governmental or public authority, or that is licensed to or from any third party(ies). Seller has delivered or made available to Buyer complete and accurate copies of correspondence, Agreements, file histories and office actions relating to the patents and patent applications and invention disclosures listed in Exhibit 11.13.1. Each item of Technology Intellectual Property owned, licensed or used by Seller immediately prior to the Closing Date will be owned, licensed to or available for use by Buyer on identical terms and conditions immediately after the Closing Date once Buyer has attended to the registration of its ownership interest with the relevant Government Authority.

11.13.2.	Each item of Technology Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Technology Intellectual Property have been paid and all necessary documents and articles in connection with such Technology Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Technology Intellectual Property. There are no actions that must be taken by Seller within 180 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles for the purposes of maintaining, perfecting or preserving or renewing any Technology Intellectual Property. Seller has not claimed “small business status” or other special status in the application for or registration of any Technology Intellectual Property.

11.13.3.	Except in relation to the Charges created in accordance with Section 6.1A of this Agreement, Seller owns, free and clear of any Lien, and possesses all right, title and interest, in and to all Technology Intellectual Property. The Technology Intellectual Property constitutes all the Intellectual Property necessary for the exploitation of the Technology and the development and commercialization of the Products. There are no outstanding royalty obligations, honoria, Liens, or limitations on use related to the Acquired Assets of any Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of the Technology Intellectual Property other than the Assumed Liabilities and the Charges created in accordance with this Agreement, as well as the Compounding Agreement. Seller has taken all reasonable security measures to protect the secrecy, confidentiality and value of the Technology Intellectual Property.

11.13.4	Exhibit 11.13.4 contains a complete and accurate list and description of all Patents used in connection with, or necessary to exploit the Acquired Assets or conduct business with respect to the Acquired Assets. Seller is the sole owner of all right, title, and interest in and to each of the Patents listed in Exhibit 11.13.4 free and clear of all Encumbrances, equities, and other adverse claims and has the right to use the same without further payment to a third party, except in relation to: (a) certain Myoconda Patents which are legally owned by Borody for the benefit of Seller as listed on Exhibit 11.13.4; and (b) the Charges created in accordance with this Agreement.

All of the issued Patents listed in Exhibit 11.13.4 are currently in compliance with all Applicable Law (including payment of filing, examination, and maintenance fees and proofs of working or use), and are not on the date hereof subject to any maintenance fees, Taxes, or actions falling due within one hundred eighty days following the date hereof. With respect to all applications for the issuance of Patents listed in Exhibit 11.13.4, such applications are pending and in good standing and there is no nonextendable filing, action, or response the due date of which is or will be within one hundred eighty days following the date hereof.

No Patent listed in Exhibit 11.13.4 has been or is now involved in any interference, reissue, reexamination, or opposition proceeding, and, to the knowledge of Seller, there are no potentially interfering patents or patent applications of any third party with respect to such Patents.

No Patent listed in Exhibit 11.13.4 has been challenged or, to the knowledge of Seller, threatened in any way.

Seller has not expressly agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the Patents listed in Exhibit 11.13.4 with the exception of Borody in relation to those Myoconda Patents which he legally owns for the benefit of Seller as listed on Exhibit 11.13.4.

11.13.5	Exhibit 11.13.5 identifies each item of the Technology Intellectual Property that comprises a Trademark or registered design rights (including applications in respect thereof), and also identifies certain (non-exhaustive) items of the Technology Intellectual Property that comprise a Copyright.

11.13.6.	All Technology Intellectual Property was created solely by either (i) employees of Seller acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including Intellectual Property rights therein, to Seller or (ii) other Persons who have validly and irrevocably assigned all of their rights, including Intellectual Property rights therein, to Seller, and no other Person owns or has any rights to any portion of such Technology Intellectual Property. Seller is not using, and it will not be necessary to use, (i) any inventions or other Intellectual Property rights of any of its past or present employees or contractors made prior to or outside the scope of their employment for Seller or (ii) any confidential information or trade secrets of any former employer of any such person. All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Technology Intellectual Property on behalf of Seller and all officers and technical employees of Seller either (i) undertook that work "in the course of their employment" with Seller in accordance with Applicable Law that has accorded Seller full, effective, sole, exclusive and original ownership or exclusive license of all tangible and intangible property thereby arising in such Technology Intellectual Property, or (ii) have executed appropriate instruments of assignment in favor of Seller as assignee that have conveyed to Seller effective, sole and exclusive ownership or license of all tangible and intangible property arising thereby.

11.13.7.	Seller is the sole and exclusive licensee or recipient of services under the Assigned Agreements and the sole and exclusive owner or licensee of the Acquired Assets.

11.13.8.	Seller has not transferred ownership of, or, other than under the Compounding Agreement, granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights in or to joint ownership of, any Technology Intellectual Property to any other Person.

11.13.9	No Intellectual Property that is or was Technology Intellectual Property has been permitted to lapse or enter the public domain.

11.13.10	The exploitation of the Technology and the development and commercialization of the Products by Seller has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any Intellectual Property right of any other Person, nor does same violate the rights of any Person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction in which Seller has exploited, owned or operated the Technology. Seller has not received any notice from any third party of any infringement, misappropriation or violation by Seller of any Intellectual Property right of any third party and no notice has been received by Seller challenging Seller's rights to any of the Technology Intellectual Property. No claim by any third party contesting the validity of any Technology Intellectual Property has been made or, to the knowledge of Seller, is threatened. Seller has not received any offer for a license of Technology Intellectual Property, including but not limited to patent rights, from any Person in connection with an allegation by such Person that Seller has infringed or misappropriated any of the Intellectual Property of such Person. Seller has not received any opinion of counsel that any third party Patent has been, would be or is being directly or indirectly infringed by the exploitation of the Technology, including with respect to any Product. No third party is infringing any Technology Intellectual Property.

11.13.11	The Assets (including the Products and the Technology) do not comprise any software code.

11.13.12	None of the Technology Intellectual Property that was developed or acquired by Seller was developed by or on behalf of, or using grants or any other subsidiaries of, any Governmental Authority or any university, and no government funding, facilities, faculty or students of a university, college, other educational institution or research center or funding from third parties was used in the development of the Technology Intellectual Property. No current or former employee, consultant or independent contractor of Seller, who was involved in, or who contributed to, the creation or development of any Technology Intellectual Property, has performed services for a government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Seller.

11.13.13	All Technology Intellectual Property is in such form and is described in sufficient detail and content to identify and explain the Technology and Products to a qualified individual and to allow the full and proper use of such Technology and Products by such qualified individual without reliance on the knowledge or memory of any particular other individual. The Technology Intellectual Property is sufficient for the exploitation of the Acquired Assets or conduct of business with respect to the Acquired Assets as conducted by Seller.

11.13.14	All Technology Intellectual Property will be fully transferable, alienable and licensable by Buyer after the Closing without restriction and without payment of any kind to any Person.

11.14.	Insurance. Exhibit 11.14 contains an accurate and complete list of all insurance Policies owned or held by Seller in connection with or relating to the Technology and the Products (the "Policies"). The Policies are in scope and amount customary and reasonable for businesses of a similar nature and are sufficient to cover all of Seller's obligations under the Assigned Agreements and under the past clinical trials related to the Technology and the Products. All of the Policies are in full force and effect and all premiums with respect thereto have been paid. Seller has not been denied any form of insurance and no policy of insurance has been revoked or rescinded during the past five (5) years.

11.15.	Relations with Suppliers. In connection with the Technology and the Products, no material current supplier of Seller has canceled any contract or order for provision of, and there has been no threat by any such supplier not to provide, raw materials, products, supplies or services either prior to or following the Closing Date.

11.16.   Indemnification Obligations. Neither Seller nor Borody is a party to any Agreement in connection with the Technology and the Products that require Seller or Borody to indemnify any Person with the exception of Borody in relation to the transfer of the relevant Myoconda patents to Buyer at Closing.

11.17.	Absence of Certain Business Practices. Neither Seller, nor any director, officer, employee or agent of Seller, or any other Person acting on behalf of Seller, has, directly or indirectly, given or agreed to give any gift or similar benefit or agreed to make or made any payment to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of Seller, taken as a whole (or assist it in connection with any actual or proposed transaction) which (i) would reasonably be expected to subject any of Seller or Buyer to any damage or penalty in any civil, criminal or governmental litigation proceeding; or (ii) violated or violates any Applicable Law.

Furthermore, there have not been any prepaid expenses made by or to the Seller in respect of the Acquired Assets, including any deposits with third Parties in respect of future performance.

11.18.	Governmental Funding. There are no outstanding obligations or royalty payments towards any Governmental Authority related to the Technology or the Products.

11.19	Budget. The Budget annexed hereto as Exhibit 11.19 (the "Budget") has been prepared in good faith with due diligence, care and consideration, and reflects in good faith Seller's estimation of the resources necessary to accomplish the matters discussed therein.

11.20	Affiliates. Seller has no Affiliates other than Borody.

11.21.	Taxes. There are no material unpaid Taxes, assessments or public charges of any type or nature whatsoever, due or payable to any Governmental Authority, which are or could become a Lien or charge against or otherwise affect any of the Acquired Assets.

11.22	Preferences; Solvency.

11.22.1 Seller is not now insolvent within the meaning of section 95A of the Corporations Act and will not be rendered insolvent by any of the transactions contemplated by this Agreement. Seller is not subject to an administration under Part 5.3A of the Corporations Act. Borody is not a person who is disqualified from managing corporations under the Corporations Act or bankrupt under the Bankruptcy Act 1966 (Cth).

11.22.2 Immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) Seller will be able to pay its Liabilities as they become due in the usual course of its business; (ii)Seller will have assets (calculated at fair market value) that exceed its Liabilities; and (iii) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

11.22.3 There are no current or past creditors of Seller to whom any law, rule or regulation requires the delivery of notice or from whom any form of consent is required in conjunction with undertaking the transactions contemplated by this Agreement.

11.23	Absence of Material Adverse Changes. Except in connection with the transactions contemplated hereby, as expressly contemplated by this Agreement or consented to in writing by Buyer, since June 10, 2010, (a) there has not been any circumstance, effect, change or event that has had or could reasonably be expected to have a Material Adverse Effect on Seller, and (b) the Technology has been exploited only in the ordinary course of business, consistent with past practice.

11.24	Brokers. Other than a fee payable by Seller to TM Ventures Pty Ltd (ABN 95 128 246 293) in the amount of 3% of the amounts paid to Seller hereunder, as to which Buyer is not assuming any responsibility, neither Seller nor any of its directors, officers or employees has engaged any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder's fee or financial advisory fee, in connection with the transactions contemplated hereby.

11.25.	Disclosure. Seller has provided Buyer with all information Buyer has requested. Neither this Agreement (including the Exhibits hereto), the Ancillary Agreements nor any certificates made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made. To the best knowledge and judgment of Seller, there is no material fact or information relating to the exploitation of the Acquired Assets or conduct of business with respect to the Acquired Assets, the Products, the Technology, the Acquired Assets or the Assumed Liabilities that has not been disclosed by Seller to Buyer.

12.	Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller that the statements contained in this Section 12 are true and correct as of the Effective Date and the Closing Date:

12.1.	Corporate Existence and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel and has all requisite corporate power and authority, and all licenses, authorizations, consents and Approvals of any Governmental Authority, required to carry on its business as conducted prior to the Closing and to own, lease and operate the assets and properties of Buyer as now owned, leased and operated, except where the failure to have such a license, authorization, consent or Approval, could not, individually or in the aggregate, have a Material Adverse Effect.

12.2.	Authorization. Buyer has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and to carry out the transactions contemplated herein and therein. The Board of Directors of Buyer has taken all action required by Applicable Law and its Corporate Documents and otherwise to duly and validly authorize and approve the execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation by Buyer of the transactions contemplated herein and therein and no other corporate proceedings on the part of Buyer are, or will be, necessary to authorize this Agreement, the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been and the Ancillary Agreements at Closing shall have been duly and validly executed and delivered by Buyer and constitute or shall constitute the legal, valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

12.3	Resources. Buyer reasonably believes that it has and/or can procure the resources necessary to commercialize and develop the Acquired Assets in accordance with the Diligence Obligation.

13.	Covenants

13.1.	No Action. Seller agrees that for the period ending on the Closing Date, Seller will not directly or indirectly, through any agent or otherwise, solicit, accept, initiate or encourage (by providing Confidential Information or otherwise) submission of proposals or offers from any person or entity or negotiate or suggest negotiations at any future time with or to any other person any transaction related to or which may affect, directly or indirectly, the exploitation of the Acquired Assets or conduct of business with respect to the Acquired Assets, the Acquired Assets, the Assumed Liabilities, the Technology or the Products. The foregoing restriction does not prevent Seller from selling, licensing, or dealing with Hepaconda or Ibaconda provided that those patents and associated intellectual property are not the subject of the Charges. The foregoing restriction does not apply if Seller proposes to exercise or exercises its Buy Back Option.

13.2.	Non-Competition.

13.2.1	Restraint. Seller agrees and undertakes that neither Seller or its Affiliates nor Borody or his Affiliates, will, without the prior written consent of Buyer directly or indirectly, as owner, part-owner, financier, partner, joint venturer, stockholder, employee, broker, agent, principal, corporate officer, director, licensor or in any other capacity whatever (a) supply or grant services or rights similar to or competing with the Products or the Technology; or (b) supply goods or services that assist any other person, entity, or organization in competing or in preparing to compete with the Products or the Technology; all provided that Borody may, in the context of his private medical practice as a gastroenterologist in his own private clinic treat patients afflicted with the same indications that the Products treat; provided that Borody does not use the Technology Intellectual Property and provided further that Borody shall provide Buyer with prior written notice of such activities and Buyer shall have a right of first refusal to purchase rights to such treatments on terms substantially similar to those of a bona fide offer by a third party. The foregoing restrictions do not prevent Seller from selling, licensing, or dealing with Hepaconda or Ibaconda provided that those patents and associated intellectual property are not the subject of the Charges. The foregoing restrictions do not apply if Seller proposes to exercise or exercises its Buy Back Option.

13.2.2	Period of Restraint. The undertakings in Sections 13.1 and 13.2 are given for a period commencing on the Effective Date and ending on

(a)	the date on which the Seller is no longer entitled to receive payments in accordance with Section 6.1 of this Agreement;

(b)	the tenth anniversary of the Effective Date; or

(c)	the fifth anniversary of the Effective Date; or

(d)	the date that is one year after the Closing Date; or

(e)	the exercise of the Buy Back Option in respect of the Relevant Therapy.

13.2.3	Geographic Restraint. The undertakings given in Section 13.1 only apply if the activity prohibited under this clause occurs:

(a)	globally;

(b)	within Israel, Australia, North America, Europe, or Asia;

(c)	within Israel, Australia, North America, or Europe;

(d)	within the United States of America;

(e)	within Israel or Australia;

(f)	within Australia.

13.2.4	Sections 13.2.1, 13.2.2, and 13.2.3 have effect together as if they consisted of separate provisions, each being independent and severable from each of the others. Each separate provision results from combining each undertaking in Section 13.2.1 with each period in Section 13.2.2 and combining each of those combinations with each separate area inSection 13.2.3. If any of those separate provisions is invalid or otherwise unenforceable for any reason, the invalidity or unenforceability shall not affect the validity or enforceability of any of the other separate provisions or other combinations of those separate provisions of Sections 13.2.2 and 13.2.3.

13.2.5	This Section 13.2.1 does not restrict:

(a)	Borody (or any other employee of Seller) from performing any employment agreement with Buyer or conducting his medical clinic;

(b)	Seller or its Affiliates or Borody or his Affiliates holding 1% or less of any class of stock or securities of a publicly listed company, provided that Seller or its Affiliates and Borody or his Affiliates have no active role in that company;

(c)	Seller or its Affiliates recruiting a person through a recruitment agency (except if the agency targets Buyer's employees) or as a response to a newspaper, web page or other public employment advertisement;

(d)	Seller from selling, licensing, or dealing with Hepaconda or Ibaconda provided that those patents and associated intellectual property are not the subject of the Charges or part of the Technology Intellectual Property or licensed to Buyer under Section 4 hereto;

(e)	Seller from proposing to exercise or exercising its Buy Back Option;

(f)	Seller from enjoying the full incidents of ownership of the Relevant Therapy acquired by it as a result of exercising its Buy Back Option.

13.2.6	The Seller acknowledges that:

(i)	all the prohibitions and restrictions contained in this Sections 13.2.1, 13.2.2., 13.2.3 and 13.2.4 are reasonable in the circumstances and necessary to protect the goodwill in the Products and Technology acquired by Buyer;

(ii)	damages are not an adequate remedy if Section 13.2.1 is breached; and

(iii)	Buyer may apply for injunctive relief if:

(A)	Seller or its Affiliate breaches or threatens to breach Section 13.2.1; or

(B)	it believes Seller or its Affiliate is likely to breach Section 13.2.

13.3	Operations Prior To Closing. During the period from the Effective Date and continuing until the Closing, Seller agrees to exploit the Technology in the ordinary course of business consistent with past practice. Furthermore, Seller agrees to pay all indebtedness when due, to use reasonable efforts to pay or perform other obligations when due and agree to preserve the business conducted with respect to the Acquired Assets, the Acquired Assets and Technology and preserve the relationships of Seller with suppliers, investigators, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of Seller relating to the Acquired Assets and the Assumed Liabilities, the Technology and the Products at the Closing. Without limiting the generality of the foregoing, except (i) as expressly contemplated herein or (ii) with the prior written consent of Buyer, Seller shall not until Closing:

13.3.1.	sell, license or transfer to any person or entity any rights to any of the Acquired Assets, the Assumed Liabilities, the Technology or the Products or enter into any agreement or undertake any new obligation with respect to any of the same, with any person or entity;

13.3.2.	terminate or extend, or amend, waive, modify, or violate the terms of, any Agreement related to the Acquired Assets, the Assumed Liabilities, the Technology or the Products;

13.3.3.	incur any indebtedness or create a Lien over any of the Acquired Assets, the Assumed Liabilities, the Technology or the Products other than in relation to the Advance and Charges.

13.3.4.	enter into any transaction for a merger of Seller or the sale of all or substantially all of the shares of Seller, which may affect, directly or indirectly, the Acquired Assets, the Assumed Liabilities, the Technology or the Products.

13.4.	Material Adverse Effect. Seller shall immediately notify Buyer, in writing, when it becomes aware of the occurrence of any event or condition which may have a Material Adverse Effect on the technological and/or business status, condition or prospects of the Acquired Assets, the Assumed Liabilities, the Technology or the Products, or of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authority or any adjudicatory or arbitral proceedings against any of the Acquired Assets, the Assumed Liabilities, the Technology, the Products or Seller, and shall keep Buyer fully informed of such events and shall permit Buyer prompt access to all necessary materials prepared in connection therewith provided that Seller does not lose the right to assert "legal professional privilege" over those documents. If Seller is unable to provide Buyer with a document because it would lose the right to assert "legal professional privilege" over that document, then Seller must pursue any viable alternatives (if any) which will provide Buyer with substantially similar information.

13.5.	Insolvency Events. Following the Closing, Seller undertakes:

13.5.1	not to voluntarily effect the winding up or dissolution of Seller, if the Seller is solvent in accordance with the provisions of the Corporations Act;

13.5.2	to notify Buyer immediately upon the commencement of any Insolvency Event or any other event that could reasonably lead to an Insolvency Event; and

13.5.3	to promptly, at its expense, take all measures as are required for preventing, discharging, terminating, removing or achieve a stay of any Insolvency Event.

13.6.	Assistance. Following the Closing and if so requested by Buyer, Seller will reasonably assist Buyer at Buyer's expense in registering Buyer's rights in and to the Technology Intellectual Property with all Governmental Authorities with which Buyer shall choose to register the same, including in the preparation and submittal of all applications and other documents in connection therewith. At Buyer's request, Seller will execute all documents reasonably required in order to effect such registrations.

Without derogating from the foregoing, Seller hereby irrevocably undertakes to execute all rightful oaths, assignments, powers of attorney and other papers; communicate to Buyer all facts known and documents available to Seller relating to the Acquired Assets and the history thereof which Buyer shall reasonably consider desirable for aiding in securing its rights in and to the Acquired Assets.

From and after execution of this Agreement and for a period of 3 months following the Closing (the “Knowledge Transfer Period”), Seller shall transfer to representatives of Buyer the know-how necessary or beneficial for the development and manufacture of Products.

13.7.	Use of Name and Trademarks. Seller agrees on behalf of itself and its Affiliates, that from and after the Closing that it will not use the names “Myoconda®”, “Heliconda®”, and “Picoconda®” or any abbreviation of or derivation from such names or any names similar to them in any form whatsoever, including in respect of advertising and promotional materials, except as required in reports to regulatory authorities (including ASX and ASIC), in audit reports for the Seller’s annual reports, and in communications to Seller’s shareholders in respect of Revenue Sharing Payments and sublicensing fees received hereunder. Seller agrees that from and after the Closing, it will not use, license or authorize any third party to use, any other name, slogan, logo, trade name or trademark (“Name”) or any abbreviation of or derivation from any such Name or any Name similar to any Name used in connection with the Acquired Assets or the Technology or the Products as of the Closing Date.

13.8	Access to Information. During the period from the Effective Date until the earlier of Closing or termination of this Agreement, (i) Seller shall afford Buyer and its accountants, counsel and other representatives, reasonable access during normal business hours to (A) all of Seller’s properties, books, contracts, commitments and records relating to the Technology and the Acquired Assets and (B) all other information concerning the business, properties and personnel of Seller relating to the Technology and the Acquired Assets as Buyer may reasonably request, and (ii) Seller shall provide to Buyer and its accountants, counsel and other representatives true, correct and complete copies of internal financial statements promptly upon request.

Subject to compliance with Applicable Law, until the earlier of the termination of this Agreement and the Closing, Seller shall cause the officers of Seller to confer from time to time as reasonably requested by Buyer with one or more representatives of Buyer to discuss any material changes or developments in the operational matters of Seller and the general status of the ongoing business and operations of Seller, as relates to the Acquired Assets.

No information or knowledge obtained in any investigation in accordance with this Section 13.8 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the transactions contemplated by this Agreement.

13.9	No Liability for Employees. Buyer does not assume any obligation of Seller to any of its employees or consultants, or to any former employees or consultants of Seller and Seller shall remain solely and exclusively responsible and liable therefor.

13.10.	Public Statement. Except if Seller needs to respond to any inquiry made by the ASX or make an urgent announcement, the parties shall use their reasonable endeavours to agree upon a statement or communication to the public or press or announcement to the ASX concerning this Agreement to be released upon the Closing. All other statements or communications to the public or press concerning the transactions contemplated hereunder shall be mutually agreed upon, other than statements and communications which contain information which was previously released as agreed upon between the parties, for which approval is not required. Nothing herein shall prevent a party hereto from releasing any information if required to do so by Applicable Law, in which case best efforts to consult with the other parties will be made prior to any such release so that they may seek a protective order or other appropriate remedy, and further provided that in the event that such protective order or other remedy is not obtained, the disclosing party shall furnish only that portion of the information which is legally required. Notwithstanding the aforesaid, until the Closing, the parties may individually contact all relevant third parties in connection with the third party approvals and/or letters of assignment contemplated by this Agreement and following the Closing, any such contact shall be made only by Buyer or at Buyer's request by the parties together.

13.12	Costs and Expenses of Transfer. All costs and expenses related to the assignment of the Acquired Assets and the Assumed Liabilities to Buyer shall be borne by Seller.

13.13	Access to Records. For a period of seven (7) years after the date of the last payment made in accordance with Section 6.2, Buyer and its representatives shall have reasonable access to all of the books and records relating to the Acquired Assets which Seller or any of its Affiliates may retain after the Closing Date. Such access shall be afforded by Seller and its Affiliates upon receipt of reasonable advance notice and during normal business hours. If Seller or any of its Affiliates shall desire to dispose of any of such books and records prior to the expiration of such seven (7) year period, Seller shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such books and records as Buyer may select.

13.14	Combination Products. If Buyer sells a Combination Product during the term of this Agreement, then Buyer must promptly enter into good faith negotiations with Seller with a view to agreeing the value of the other product or device included in the Combination Product before any Revenue Sharing Payments are made in respect of that Combination Product. Buyer must also provide all information reasonably requested to determine the value of the other product or device included in the Combination Product. If the parties are unable to agree the value of the other product or device included in the Combination Product, then the dispute will be resolved in accordance with Section 17.5.

13.15	Loss Leaders. If Buyer gives away Products free of charge as ‘loss-leaders’ in order to promote sales of other products, Net Sales of such Products will be calculated based on the average unit selling price of such Product at the relevant time.

13.16	Insurance. Buyer agrees to procure and maintain from a reputable insurer insurance policies against such liabilities in respect of the development and commercialization of the Products as are customary and necessary in the industry.

13.17	Patents. Buyer undertakes to inform Seller in writing promptly if Buyer decides not to prosecute and maintain a Patent. In such event Seller shall have the right to take over the prosecution, maintenance, development and commercialization of that Patent within the relevant jurisdiction at its own cost and expense by giving Buyer a written notice of its intention to do so within 30 days of receiving the written notice from Buyer. If Seller exercises its foregoing right then: (a) Buyer will promptly provide all information reasonably requested by Seller for the sole purpose of assisting Seller to prosecute, maintain, develop and commercialise the Patent in the relevant jurisdiction; and (b) Seller will have the right to all revenue received from sales of the Product made by Seller pursuant to such Patent in the relevant jurisdiction notwithstanding anything to the contrary in this Agreement. The foregoing right does not prejudice the right of Seller to exercise its Buy Back Option pursuant to Section 5.2 in respect of the Relevant Therapy.

14.	Confidentality

14.1	Subject to any obligation to comply with Applicable Law, ASX Listing Rule, court order, and except as expressly set forth herein, whether or not the transactions contemplated hereby are consummated, all information obtained by each party hereto (the “receiving party”) about the other party hereto (the “disclosing party”) shall be maintained in strict confidence and the receiving party shall cause its affiliated entities, officers, employees and agents to keep such information strictly confidential. In addition, receiving party shall not make any use of such information other than strictly for purposes hereof. If this Agreement is terminated for any reason, receiving party shall promptly return or cause to be returned to the disclosing party all written data, information, files, records and copies of documents in whatever form, obtained by receiving party in connection with the transactions contemplated hereby. In the event that the receiving party is subject to disclosure duties under Applicable Laws, the receiving party shall have the right to make any disclosure of information only to the extent required under such laws. Furthermore, this confidentiality undertaking shall not apply with regard to information which: (i) is or becomes generally available to the public other than as a result of disclosure thereof by any receiving party; (ii) is lawfully received by the receiving party or any affiliate thereof from a third party under no obligation of confidentiality or nondisclosure to the disclosing party; (iii) the receiving party or any affiliate thereof had prior knowledge with respect thereto, as evidenced in written records. Notwithstanding the aforesaid, in connection with periodic and financial reports to its shareholders, the receiving party may make general statements regarding the nature and progress of the transaction. A receiving party may disclose the existence of this Agreement, the terms of this Agreement, and any Confidential Information to its professional advisers provided those advisers are subject to an obligation of confidentiality. All obligations of Buyer under this Section 14.1 shall terminate with respect to the Acquired Assets and the Assumed Liabilities simultaneously with the Closing.

14.2	From and after the Closing, Seller shall hold in strict confidence from any Person and shall not, directly or indirectly, disclose, divulge or make any unauthorized use of, and shall cause its Affiliates and its and their respective representatives to hold in strict confidence from any Person and to not, directly or indirectly, disclose, divulge or make any unauthorized use of, any Confidential Information. As used herein, the term “Confidential Information” shall mean and include any and all non-public information relating to the Acquired Assets, the Assumed Liabilities, and include any documents and information provided by a disclosing party to a receiving party in accordance with this Agreement that does not satisfy the carveouts set out in Sections 14.1(i) to 14.1(iii).

14.3	Seller, on behalf of itself, its Affiliates and its representatives, acknowledges that in view of the nature of the Confidential Information and the objectives of each of Buyer and Seller in entering into this Agreement, the restrictions contained in Section 14.2 are reasonable and necessary to protect the legitimate business interests of Buyer after the Closing, and that any breach or threatened breach of the provisions of Section 14.2 will cause irreparable injury to Buyer for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach of this Section 14.2, Buyer shall be entitled, in addition to the exercise of other remedies, to seek and obtain injunctive relief, without necessity of posting a bond, restraining Seller, its Affiliate or its representatives, as applicable, from committing such breach or threatened breach.

15.	Termination.

15.1	Termination. At any time prior to the Closing, this Agreement may be terminated, as follows:

15.1.1	by mutual written consent of Buyer and Seller;

15.1.2	by either Buyer, if the Closing shall not have occurred on or before 45 days following the Effective Date (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 15.1.2 shall not be available to Buyer if it is in material breach of this Agreement and such breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

15.1.3	by either Buyer or Seller, if any permanent injunction or other order of a court or other competent Government Authority preventing the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable.

15.1.4	by Buyer if there shall be any action taken, or any statue, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Authority, that would (i) prohibit Buyer’s ownership or operation of any portion of the Acquired Assets or (ii) compel Buyer to dispose of or hold separate all or any portion of the Acquired Assets as a result of the transactions contemplated hereby.

15.1.5	by Buyer, if Seller has committed a material breach of any representation, warranty or covenant contained herein as qualified by the Disclosure Schedule and such material breach shall not have been cured within thirty days after receipt by Seller of a written notice of such material breach provided, however, that no such cure period shall be available or applicable to any such material breach which by its nature cannot be cured.

15.1.6	by Seller, if Buyer shall has committed a material breach of any representation, warranty or covenant contained herein and such breach shall not have been cured within thirty days after receipt by Buyer of a written notice of such material breach provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured.

15.2	Effect of Termination. If this Agreement is terminated in accordance with Section 15.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer or Seller or their respective officers, directors, shareholders or Affiliates; provided, however, that each party hereto shall remain liable for any breaches of this Agreement prior to its termination; and provided, further, that the provisions of Sections 7 [Record Retention and Audit], 13.13 [Access to Records], 14 [Confidentiality], 16 [Indemnification; Set –Off Right], 17 [Dispute Resolution], 18.3 [Taxes and Expenses], and 18.5 [Governing Law; Jurisdiction] shall remain in full force and effect and survive any termination of this Agreement.

16.	Indemnification; Set-Off Right

16.1.	Indemnification by Seller. Seller shall indemnify, defend and hold harmless Buyer, its Affiliates, and each of their respective officers, directors, employees, agents and shareholders ("Buyer Protected Parties"), from and against any and all Damages which any of them may suffer, sustain or become subject to, as a result of (i) any material breach of warranty or inaccuracy in any representation of Seller contained in this Agreement; (ii) any breach of, or failure to perform, any covenant or agreement of Seller contained in this Agreement or any Ancillary Agreement; (iii) the failure of Seller to pay perform or discharge any Retained Liability, including any liability to TM Ventures Pty Ltd as described in Sectionn11.24; (iv) any failure by Seller to obtain, prior to Closing, any consent set forth in Exhibit 11.4; and (v) enforcing the indemnification rights pursuant to this Section. Without derogating from the foregoing, Seller shall indemnify, defend and hold harmless the Buyer Protected Parties, from and against any and all Damages which any of them may suffer, sustain or become subject to, as a result of any claim, action or proceeding by Australian Medical Therapys Investments Pty Limited.

16.2	Limitations on Liability.

16.2.1      Time. Buyer can only make a claim for breach of warranty under Section 16.1(i) if it has given written notice to Seller of the general nature of the claim within 24 months following the Closing Date in respect of any claim for breach of warranty as aforesaid; provided however, Buyer may make a claim for breach of warranty in respect of Sections 11.1, 11.2, 11.5, 11.13 and 11.20 during the period of the statute of limitations in respect thereof.

16.2.2.      Indemnification Threshold. The Buyer Protected Parties may not recover Damages from Seller in respect of any claim for breach of warranty under Section 16.1(i) unless and until Damages have been incurred, paid or accrued in an aggregate amount greater than USD $10,000.

16.2.2      Maximum Liability. Notwithstanding anything to the contrary in this Agreement, or any other right (whether arising under this Agreement, at common law, under any statute or otherwise), the total amount which Buyer may recover from Seller for any and all loss arising under or in relation to a breach of warranty under Section 16.1(i) will not exceed an amount equal to the Closing Payment and any amounts due or paid to Seller from Buyer hereunder on account of Revenue Sharing Payments.

16.2.3      General Limitations. Seller’s liability under a claim for any loss made by Buyer or its Affiliates against Seller will be reduced or extinguished to the extent that loss: (a) is contingent, unless and until the loss becomes an actual loss and is due and payable; (b) arises from any act or omission by or on behalf of Seller at the written direction or instruction of Buyer; (c) arises from act or omission after Closing by or on behalf of Buyer or its Affiliates that is in breach of this Agreement; (d) is special, indirect or consequential damage including loss of profit; or (e) has been accurately and fairly disclosed in the Disclosure Schedule.

16.2.4      No Limitation. The foregoing limitations of liability shall not apply in the event of fraud or willful misconduct.

16.2.	Indemnification by Buyer. Subject to the provisions of Section 16.1, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates, and each of their respective officers, directors, employees, agents and shareholders ("Seller Protected Parties") from and against any and all Damages which any of them may suffer, sustain or become subject to, as a result of (i) any misrepresentation in any of the representations and warranties of Buyer contained in this Agreement; (ii) any material breach of, or failure to perform, any covenant or agreement of Buyer contained in this Agreement or in any Ancillary Agreement; and (iii) any and all Damages incurred in connection with enforcing the indemnification rights pursuant to this Section. The foregoing indemnity is subject to the ‘General Limitations’ set forth in Section 16.2.3 and all references in that Section to "Buyer" shall be read as a reference to "Seller", and vice versa.

16.3	Notice of Claims. Any Protected Party (the “Indemnified Party”) seeking indemnification hereunder shall give to the party obligated to provide indemnification to such Indemnified Party (the “Indemnifying Party”), as soon as reasonably practicable, a notice describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is basedprovided, that a notice in respect of any pending or threatened action at law or suit in equity by a third Person as to which indemnification will be sought (each such action or suit being a “Third Person Claim”) shall be given promptly, but no later than 15 days, after the action or suit is commenced or threatened in writing; provided further that failure to give such notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

16.4	Third Person Claims.

16.4.1      If (i) a Third Person Claim against any Indemnified Party is solely for money damages or, (ii) where Seller is the Indemnifying Party, the Third Person Claim will have no continuing effect in any material respect on any Buyer Protected Party, the Acquired Assets and, in each case, the Indemnifying Party has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnifying Party has an obligation to provide indemnification to the Indemnified Party in respect thereof, then the Indemnifying Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Person Claim against such Indemnified Party as to which indemnification will be sought by any Indemnified Party from any Indemnitor hereunder, and in any such case the Indemnified Party shall fully cooperate in connection therewith and shall promptly furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party in connection therewith; provided, that:

(i)	the Indemnified Party may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Person Claim as to which the Indemnifying Party has so elected to conduct and control the defense thereof; and

(ii)	the Indemnifying Party shall not, without the written consent of the Indemnified Party (which written consent shall not be unreasonably withheld or delayed), pay, compromise or settle any such Third Person Claim.

Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such Third Person Claim, provided, that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder unless the Indemnified Party shall have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent was unreasonably withheld, in which event no claim for indemnity therefor hereunder shall be waived.

16.4.2      The Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Person Claim not covered in Section 16.4.1 against such Indemnified Party as to which indemnification will be sought by any Indemnified Party from any Indemnifying Party hereunder, and in any such case the Indemnifying Party shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnified Party in connection therewith; provided, that:

(i)	the Indemnifying Party may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Person Claim as to which the Indemnified Party has so elected to conduct and control the defense thereof; and

(ii)	the Indemnified Party shall not, without the written consent of the Indemnifying Party (which written consent shall not be unreasonably withheld), pay, compromise or settle any such Third Person Claim, except that no such consent shall be required if, following a written request from the Indemnified Party, the Indemnifying Party shall fail, within 14 days after the making of such request, to acknowledge and agree in writing that, if such Third Person Claim shall be adversely determined, such Indemnifying Party has an obligation to provide indemnification hereunder to such Indemnified Party.

16.5	Buyer's Set-Off Right. Except where contemplated by this Agreement, Buyer shall be entitled to set-off against any amounts otherwise payable by Buyer to Seller under this Agreement or the Ancillary Agreements any amounts (i) paid or borne by Buyer (including without limitation in respect of the filing and/or registration of each or any of the Charges hereunder) which should have been paid or borne by Seller hereunder, and (ii) to which Buyer is entitled based on a claim for indemnification by Buyer under this Section 16 (including without limitation, Royalty payments). Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

16.6	Payments affecting Purchase Price. Any payment made by Seller to Buyer in respect of any claim under or in relation to this Agreement will be a reduction of the Closing Payment. Any payment (including reimbursement) made by Buyer to Seller in respect of any claim under or in relation to this Agreement will be an increase in the Closing Payment.

17.	Dispute Resolution

17.1	Disputes. A party to this Agreement must not commence legal proceedings against another party to this Agreement, unless the party wishing to commence legal proceedings has first complied with Sections 17.2 to 17.5 (inclusive). Sections 17.2 to 17.5 (inclusive) shall not apply if a party seeks an interlocutory injunction or order of equitable relief from a court. The provisions of this Section 17 do not apply in relation to a dispute arising from the results of an audit which shall be resolved in accordance with the provisions of Section 7.2.

17.2	Notice of Dispute. When a party claims that a dispute has arisen under this Agreement, that party must serve a written notice of that dispute to the other party.

17.3	Appointment of Representative. Following the notification of a dispute pursuant to Section 17.2, the parties must each within three days appoint a representative to resolve the dispute. The representatives appointed pursuant to this Section 17.3 shall make good faith efforts to resolve the dispute within 30 days of the other party receiving the notification in accordance with Section 17.2.

17.4	Independent Expert. If the parties are unable to resolve the dispute in accordance with Section 17.3 and the dispute relates to the fair market value of the consideration received from the Product sales or the value of Net Sales generated from Combination Products or the fair market value of the Products given away as 'loss leaders', then the parties will appoint an independent expert to resolve that dispute. If the parties are unable to agree the independent expert within 5 days of the expiry of the notice period referred to in Section 17.3, then a party may ask the head of the Institute of Certified Public Accountants in Israel to appoint an independent accountant to resolve the dispute. Both parties must co-operate with the independent expert in good faith and provide all information reasonable required by the independent expert provided that expert is subject to a confidentiality obligation. The independent expert must provide its draft report to Seller and Buyer for their reasonable comment and review before finalizing same. The independent expert must provide its draft recommendations within 30 days of the date of their appointment. The parties must provide their comments on the draft report of the independent expert within 5 days of receiving same. The independent expert must take into account the parties' comments on the draft recommendations and finalize his report within 5 days of the expiry of the 5 day consultation period. A failure by a party to do so will be deemed to constitute an acceptance of the recommendations of the independent expert. The determination of the independent expert will be final and binding on the parties in the absence of manifest error. The costs of the independent expert will be shared by the parties equally. This provision will not apply if a dispute in relation to the value of Net Sales generated from Combination Products or 'loss leaders' arises as part of an audit which is to be resolved in accordance with Section 7.2.

17.5	Commencement of Legal Proceedings. If: (a) the parties have not reached agreement upon a mechanism for the resolution of a dispute within 30 days after the notification of the dispute or any additional period upon pursuant to Section 17.3; (b) the independent expert has not delivered a report within 30 days of being instructed to do so or has failed to finalize his report within the prescribed timeframe or his finalized report contains manifest errors; or (c) any party (other than the party notifying the dispute) shall fail to observe the timetable referred to in Section 17.5, any party may commence proceedings in any court of competent jurisdiction in relation to that dispute. The parties are not entitled to commence litigation in relation to the findings of an independent expert appointed in accordance with Section 7.2 or 17.4 unless the report of the independent expert contains manifest errors.

18.	Miscellaneous

18.1.	Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) if personally delivered, when so delivered; (ii) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified below and electronic confirmation is received; (iii) if sent by email, when the addressee acknowledges receipt of the email; or (iv) if sent through an overnight delivery service in circumstances to which such service guarantees second day international delivery, the second day following being so sent:

If to Seller, addressed to:

Giaconda Limited
Ground Floor
44 East Street
FIVE DOCK NSW 2046

AUSTRALIA

Fax: +61 2 9712 1469

Attention: Chief Executive Officer

If to Buyer, addressed to:

RedHill Biopharma Ltd.

42 Givati Street

Ramat-Gan 52232, Israel

Attention: Mr. Dror Ben-Asher

or to such other place and with such other copies as any of the parties may designate as to itself by written notice to the others.

Any party may give any notice, request, demand, claim or other communication hereunder using any other means, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

18.2.	Amendments; No Waivers.

18.2.1.	Subject to Applicable Law, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

18.2.2.	No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

18.3.	Taxes and Expenses. Except as otherwise provided herein, all costs, fees, taxes, stamp duties and expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and in closing and carrying out the transactions contemplated hereby shall be paid by the party incurring such cost, tax, stamp duty, or expense; provided, however, that Seller shall be solely responsible for all stamp duty payable in Australia in connection with this Agreement.

18.4.	Assignment. Buyer may assign or transfer this Agreement, whether in whole or part, or any of its rights or obligations under this Agreement, to any third party upon the provision of written notice to Seller.

Seller may not assign or transfer this Agreement to any third party, whether in whole or part, without the prior written consent of Buyer not to be unreasonably withheld. The foregoing restriction does not apply to the assignment by Seller of all of its rights under this Agreement to an Affiliate and an assumption by that Affiliate of all of the obligations of Seller under this Agreement provided Seller gives Buyer written notice of that assignment; provided that such assignment shall not release Seller from its obligations hereunder.

18.5.	Governing Law; Jurisdiction. This Agreement and its interpretation shall be governed by, construed and enforced in accordance with the laws of the State of New South Wales and the Commonwealth of Australia (regardless of the laws that might otherwise govern under applicable principles of conflicts of law). Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court located in London, England, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts.

18.6.	Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts and the signatures delivered by facsimile, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

18.7.	Entire Agreement. This Agreement (including the Ancillary Agreements, all Exhibits and all other agreements referred to herein or therein which are hereby incorporated by reference) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement, including, without limitation, the Term Sheet. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

18.8.	Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references to a Section include all sub-Sections thereof.

18.9.	Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

18.10.	Construction. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant. For purposes of this Agreement, (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” (ii) the word “or” is not exclusive and (iii) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. This Agreement and the Ancillary Agreements shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

18.11.	Cumulative Remedies. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Applicable Law.

18.12	Rights. A Party may exercise a right, at its discretion and separately or concurrently with another right.

18.13	Time. Time is of the essence in this Agreement in respect of the obligations of Buyer and Seller.

18.14	Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart constitute an original of this document, all of which together constitute one instrument. A party who has executed a counterpart of this document may exchange it with another party by faxing, or by emailing a pdf (portable document format) copy of, the executed counterparty to that other party, and if requested by that other party, will promptly deliver the original by hand or post. Failure to make that delivery will not affect the validity of this document.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized offices as of the date first above written.

Executed by Giaconda Limited in
accordance with Section 127 of the
Corporations Act 2001
/s/ Trevor Moore	←	/s/ Professor Thomas J. Borody	←
Signature of director		Signature of directo/company secretary
(Please delete as applicable)

Trevor Moore		Professor Thomas J. Borody
Name of director (print)		Name of director/company secretary (print)

Executed by RedHill Biopharma Ltd.

/s/ Dror Ben-Asher	←	/s/ Ori Shilo	←
Signature of director		Signature of director/company secretary
(Please delete as applicable)

Dror Ben-Asher		Ori Shilo
Name of director (print)		Name of director/company secretary (print)

EXHIBITS

TO

ASSET PURCHASE AGREEMENT

DATED

AUGUST 11, 2010

BETWEEN

GIACONDA LIMITED

AND

REDHILL BIOPHARMA LTD.

Exhibit 1A

Pro-Forma Patent Assignment

ASSIGNMENT

ASSIGNMENT OF PATENT

THIS ASSIGNMENT made this        day of                              two thousand and ten BETWEEN Thomas Julius Borody, of Ground Floor, 44 East Street, Five Dock, New South Wales, 2046, Australia; (hereinafter called "the Assignor") of the first part AND Red Hill Biopharma Ltd., of 42 Givati Street Ramat-Gan 52232, Israel; (hereinafter called "the Assignee") of the second part.

WHEREAS the Assignor is the owner of Australian Letters Patent Nos 750813, 774329, 762890, and 771576 and all divisionals, renewals, continuations, continuations-in-part, extensions, reissues, substitutions, confirmations, revalidations and additions of or to them (together, the Letters Patent).

AND WHEREAS the Assignee is desirous of acquiring the Letters Patents.

NOW THIS DEED WITNESSETH that in consideration of the sum of $1.00 and other good and valuable consideration now paid by the Assignee to the Assignor the receipt whereof is hereby acknowledged the Assignor as legal and beneficial owner hereby:

(a)	assigns to the Assignee the benefit of the Letters Patents, the rights, titles and interest therein and all the rights, powers, liberties and immunities conferred on the owner thereof by the grant of the Letters Patents free from all encumbrances and including:

(i)	the right to sue for damages and other remedies in respect of any infringement of the Letters Patents whether it accrued prior to, on or after the date hereof (and to retain any such damages obtained as a result of such action); and

(ii)	the right to be recorded in the Australian register of patents as the owner of the Letters Patent; and

(b)	agrees to execute all documents, forms and authorisations and to do any and all such acts and things as may be necessary to vest in the Assignee the rights assigned to the Assignee under this deed.

IN WITNESS WHEREOF the parties hereto have executed this assignment as of the day and year first above written.

Signed, sealed and delivered by the said	)
Thomas Julius Borody	)
in the presence of:	)
)
)
)
)
Witness	)
)

Executed as a deed	)
for and on behalf of the said	)
Red Hill Biopharma Ltd.	)
in the presence of:	)
	)	Name:
)
	)	Position:
)
Witness	)

Exhibit 1B

Pro-Forma Contract Assignment

Giaconda Limited

and

Redhill Biopharma Ltd

and

[insert continuing party's name]

Deed of Assumption and Release

SWAAB ATTORNEYS

Level 1

20 Hunter Street

SYDNEY NSW 2000

GPO Box 35

SYDNEY NSW 2001

DX 522 SYDNEY NSW

T +61 2 9233 5544

F +61 2 9233 5400

E mrc@swaab.com.au

Reference:   101206

This Deed of Assumption and Release is made on 2012

Parties

1	Giaconda Limited (ABN 68 108 088 517) of Ground Floor, 66 East Street, Five Dock, New South Wales, Australia 2046 (Giaconda);

2	Redhill Biopharma Ltd, an Israeli company, having its business address at 42 Givati Street, Ramat-Gan 52232, Israel (Redhill); and

3	[insert continuing party's name] of [insert address] (Continuing Party).

Recitals

A	Giaconda and the Continuing Party are parties to the Agreement.

B	Giaconda has agreed to transfer to Redhill all of its rights, title and interest in the intellectual property known as Myoconda, Heliconda and Picoconda, which includes the novation of the Agreement.

C	Redhill assume the future rights and obligations of Giaconda, and Giaconda wishes to be released from its future obligations, under the Agreement on and from the Closing Date, in accordance with the terms of this deed.

D	The Continuing Party consents to the transactions referred to in this deed.

Agreed terms

1.	Definitions and interpretation

1.1	Definitions

In this deed and its recitals:

Agreement means [insert].

Asset Purchase Agreement means the agreement so entitled between Giaconda Limited and Redhill Biopharma Ltd on or about the date of this deed.

Business Day means a day on which banks are open for business in Sydney, Australia.

Closing has the meaning given to that term in the Asset Purchase Agreement.

Closing Date has the meaning given to that term in the Asset Purchase Agreement.

1.2	Interpretation

The interpretations outlined in clause [insert] of the Agreement apply to the interpretation of this deed.

2.	Conditions Precedent

This deed is conditional on Closing occurring, and has no legal force or effect until Closing occurs.

3.	Assumption

With effect on and from the Closing Date, Redhill:

(a)	is entitled to the rights and benefits, and assume the obligations and liabilities, of Giaconda under the Agreement which accrue on or after (but not before) the Closing Date; and

(b)	will be bound by and must comply with the Agreement.

4.	Release of Giaconda

With effect on and from the Closing Date, the Continuing Party:

(a)	irrevocably and unconditionally releases and discharges Giaconda from all its obligations under or in respect of the Agreement, except for any obligations that accrued before the Closing Date or are otherwise in respect of events that occurred prior to the Closing Date;

(b)	irrevocably and unconditionally consents to Redhill assuming the obligations in accordance with clause 3 of this deed; and

(c)	agrees that Redhill will be entitled to exercise all of the rights, privileges and benefits of Giaconda and agrees to be bound by the terms of the Agreement as if a reference to "Giaconda" in the Agreement was a reference to "Redhill".

5.	Warranties

(a)	Each party represents and warrants to the other parties to this deed that as at the date of this deed it is a company duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite powers to own property and has the necessary power to bind itself in the manner contemplated by this deed and to execute, deliver and perform this deed and to become bound by it.

(b)	Each party to this deed represents and warrants to the other parties to this deed that as at the date of this deed, this deed has been validly executed and delivered by it and constitutes the valid, binding and enforceable obligations of it in accordance with its terms, subject to the discretionary authority of a court in granting equitable remedies and all applicable bankruptcy and insolvency laws.

6.	Confirmation of Agreement

Subject to this deed, the Continuing Party ratifies and confirms the Agreement which remains fully effective.

7.	General

7.1	Amendments

This deed may only be amended by written agreement between all parties.

7.2	Assignment

A party may only assign this deed or a right under this deed with the written consent of the other party whose consent may not be unreasonably withheld.

7.3	Counterparts

This deed may be executed in any number of counterparts. All counterparts together make one instrument.

7.4	No merger

The rights and obligations of the parties under this deed do not merge on completion of any transaction contemplated by this deed.

7.5	Entire agreement

(a)	This deed supersedes all previous agreements about its subject matter and embodies the entire agreement between the parties, with the exception of the Asset Purchase Agreement and as to Giaconda and RedHill the provisions of the Asset Purchase Agreement between them shall prevail in the event of any conflict between the terms thereof and this Deed.

(b)	To the extent permitted by law, any statement, representation or promise made in any negotiation or discussion other than the Asset Purchase Agreement, has no effect except to the extent expressly set out or incorporated by reference in this deed.

7.6	Further assurances

Each party must do all things reasonably necessary to give effect to this deed and the transactions contemplated by it.

7.7	No waiver

(a)	The failure of a party to require full or partial performance of a provision of this deed does not affect the right of that party to require performance subsequently.

(b)	A single or partial exercise of or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy.

(c)	A right under this deed may only be waived in writing signed by the party granting the waiver, and is effective only to the extent specifically set out in that waiver.

7.8	Governing law and jurisdiction

(a)	New South Wales and Australian law governs this deed.

7.9	Severability

A clause or part of a clause of this deed that is illegal or unenforceable may be severed from this deed and the remaining clauses or parts of the clause of this deed continue in force.

7.10	Notice

(a)	A notice, consent or communication under this deed is only effective if it is:

(i)	in writing, signed by or on behalf of the person giving it;

(ii)	addressed to the person to whom it is to be given; and

(iii)	given as follows:

(A)	delivered by hand to that person's address;

(B)	sent by prepaid mail (and by prepaid airmail if the person is overseas) to that person's address; or

(C)	sent by fax to that person's fax number where the sender receives a transmission confirmation report from the despatching machine indicating the transmission has been made without error and showing the relevant number of pages and the correct destination fax number or name of recipient.

(b)	A notice, consent or communication delivered under clause 9.10(a) is given and received:

(i)	if it is hand delivered or sent by fax:

(A)	by 5.00pm (local time in the place of receipt) on a Business Day — on that day; or

(B)	after 5.00pm (local time in the place of receipt) on a Business Day, or at any time on a day that is not a Business Day — on the next Business Day; and

(ii)	if it is sent by post:

(A)	within Australia — three Business Days after posting; or

(B)	to or from a place outside Australia — seven Business Days after posting.

(C)	A person's address and fax number are those set out in this deed, or as the person notifies the sender.

Executed as deed

Executed by Giaconda Limited in accordance with Section 127 of the Corporations Act 2001

	←		←
Signature of director		Signature of director/company secretary

Name of director (print)		Name of director/company secretary (print)

Executed by RedHill Biopharma Ltd.
	←		←
Signature of director		Signature of director/company secretary

Name of director (print)		Name of director/company secretary (print)

Executed by [insert continuing party's name]
	←		←
Signature of director		Signature of director/company secretary

Name of director (print)		Name of director/company secretary (print)

Exhibit 2.1

1.	Myoconda® (a combination of Clarithromycin, Clofazamine and Rifabutin) for the treatment, prevention, diagnosis or palliation of Crohn’s and all other indications whatsoever (for both humans and animals).

2.	Heliconda® (a combination of Rifabutin, Amoxicillin and Pantoprazole) for the treatment, prevention, diagnosis or palliation of Helicobacter Pylori infections and all other indications whatsoever (for both humans and animals).

3.	Picoconda® (an oral bowel preparation for GI tract procedures and surgeries and all other indications whatsoever (for both human and animals)).

Exhibit 2.1A

A list of the physical assets related to Myoconda, Heliconda and Picoconda:

1.	Myoconda:

a.	Files provided by Corealis and KABS Labs regarding the manufacture and Quality Control testing of the first GMP manufactured batch. Some of these will be in hard copy only as no e-files were provided.

b.	Files provided by Trillium and Corealis regarding the Formulation and Manufacturing of the products for the first GMP manufactured batch. These will be in hard copy only as no e-files were provided.

c.	Files provided by Biovail regarding the PK study including the raw data and final report. This will include hard copy as well as CDs as it is a number of very large files.

d.	Supporting clinical and scientific studies published on the application of anti-MAP therapy in the treatment of Crohn’s Disease.

e.	Files relating to correspondence with and applications to regulatory authorities in:

i.	The U.S. (FDA)

ii.	The U.K. (MHRA)

iii.	The E.U. (EMEA)

iv.	Canada (TPD)

f.	Physical inventory of the development and manufacturing materials including:

i.	Finished product samples retained by Corealis Laboratories from the development process,

ii.	Finished product samples retained by Trillium from the GMP manufactured batch,

iii.	Finished product samples retained by Biovail from the PK study,

g.	All internal files relating to market development (regulatory correspondence, market statistics, sales & profit projections, etc.)

h.	Power Point presentations prepared for fundraising activities and made to various venture capitalists, investment bankers and individual investors.

i.	Critical path and PERT charts presented to various parties for the development and commercialization of the therapy.

2.	Heliconda

a.	All internal files relating to market development (market statistics, sales & profit projections, etc.)

b.	Publications and supporting documents for medical conference and professional journals relating to the Phase II clinical study.

c.	Supporting clinical and scientific studies published on the treatment of Helicobacter pylori and resistant Helicobacter pylori.

3.	Picoconda

a.	All internal files relating to market development (market statistics, sales & profit projections, etc.)

b.	Publications and supporting documents for medical conference and professional journals relating to the Phase II clinical study.

c.	Supporting clinical and scientific studies published on the use of colonic lavages, especially those containing picosulphate.

Exhibit 2.3

A list of the Assigned Agreements

a.	IP Deed between CDD & Giaconda Limited May 5, 2005

b.	IP Deed between Borody & Giaconda Limited on April 29, 2005

c.	The Compounding Agreement

Exhibit 4.2

Hepaconda® - A combination therapy for the treatment of Hepatitis C Virus.

Ibaconda® – A Combination Therapy for the Treatment of Constipation-predominant Irritable Bowel Syndrome.

Exhibit 5.2

Allocation of Closing Payment Among Products

Myoconda - $[****]

Heliconda - $[****]

Picoconda - $[****]

Exhibit 6.1

All amounts payable by Buyer to Seller in accordance with this Agreement shall be paid to the following account unless otherwise notified by Seller in writing:

Bank account name:	Giaconda Limited

Financial institution:	Westpac Banking Corporation

Branch address:	National Communications Centre
Level 3
SYDNEY NSW 2000
AUSTRALIA

BSB number:	032006

Account number:	277277

SWIFT code:	WPACAU2S

Exhibit 6.1A

Permitted Use of Advance ($[****])

1.	Patent renewal fees for Myoconda, Heliconda & Picoconda - $[****]

2.	Patent prosecution of the new Myoconda US patent - $[****]

3.	Holding of the Extraordinary General Meeting to approve the Agreement including Registries fees and mailings - $[****]

4.	Legal Fees part payment - $

5.	ASX Listing Fees - $[****]

6.	Registries fees for list maintenance - $[****]

Exhibit 11

Disclosure Schedule to

Asset Purchase Agreement

Given by Giaconda Limited

11 August 2010

STRICTLY PRIVATE AND CONFIDENTIAL

SUBJECT TO DUE DILIGENCE

This Disclosure Schedule is provided by Giaconda Limited pursuant to Section 11 of the Asset Purchase Agreement between Giaconda Limited and Redhill Biopharma Ltd (the "Agreement").

Terms of Provision

This Disclosure Schedule is subject to the following terms and conditions:

(a)	capitalized terms used and not otherwise defined have the meanings given to those terms in the Agreement, unless the context indicates otherwise;

(b)	the introductory language and headings to each section of this Disclosure Schedule are inserted for convenience only and do not create a different standard for disclosure than the language set forth in the Agreement;

(c)	the inclusion of any item in any section of this Disclosure Schedule, which section requires the listing of a “material” item or an item or action that would have a Material Adverse Effect, is not an admission that the included item is “material”;

(d)	the inclusion of any item in any section of this Disclosure Schedule, which section requires the listing of an item or action which is not in the ordinary course of business is not an admission that the included item or action is not in the ordinary course of business;

(e)	where the terms of a document or other disclosure item have been summarized or described in this Disclosure Schedule, that summary or description does not purport to be a complete statement of the material terms of the document or other item and are qualified in their entirety by the document itself; provided however, that Seller represents and warrants that such summary or description does not misstate any of the statements or information included therein, or omit to state a fact necessary to make the statements therein not misleading;

(f)	disclosure of any information or document is not a statement or admission that it is required to be disclosed;

(g)	the Disclosure Schedule is not intended to constitute, and must not be construed as constituting, representations or warranties or covenants of the Company, except as and to the extent provided in the Agreement. The fact that any disclosure in the Disclosure Schedule is not required to be disclosed in order to render the applicable representation or warranty to which it relates true, or that the absence of any disclosure in the Disclosure Schedule would not constitute a breach of such representation or warranty, must not be deemed or construed to expand the scope of any representation or warranty or to establish a standard of disclosure in respect of any representation or warranty. No implication can be drawn that any information provided in the Disclosure Schedule is necessarily material or otherwise required to be disclosed, or that the inclusion of any information establishes or implies a standard of materiality or any other standard set forth in the Agreement. Nothing in this Disclosure Schedule constitutes an admission against Giaconda's interest.

Interpretation

The section numbers below correspond to the section numbers of the representations and warranties in the Agreement most directly modified by the exceptions. Any information disclosed in this Disclosure Schedule is disclosed and incorporated in any other sections, schedules or exhibits of the Agreement where that disclosure is applicable if that applicability is readily apparent from the disclosure.

Section 11.1 (Corporate Organization and Power)
1.           Seller was incorporated with ASIC on 23 February 2004.
2.           Other than what is disclosed in the answer to Section 11.7.1, Seller is not required to and does not hold any licences, authorizations, consents and Approvals of any Governmental Authority required to carry on its business and to own, lease and operate its assets and properties as now owned, leased and operated.

Section 11.2 (Authorization)
1.           The Board of Directors of Seller have the power under clause 12.1 of the Seller's Constitution to authorise Seller to enter and bind itself to the Agreement and Ancillary Agreements subject to complying with the requirements of the Corporations Act 2001 (Cth) and the ASX Listing Rules.

2. The Board of Directors of Seller on Saturday 7 August 2010 resolved to enter into and execute the Agreement, Mortgage, Charge and any ancillary agreements.

3.            Seller is required by ASX Listing Rule 11.1 to consult with the Australian Securities Exchange as soon as practicable after the Effective Date because it might be required by ASX Listing Rule 11.1.2 to seek and obtain shareholder approval for the sale of Acquired Assets.

4.            If required to do so by the ASX in accordance with ASX Listing Rule 11.1.2, Seller will call an extraordinary general meeting of its shareholders and seek shareholder approval for the Agreement, Ancillary Agreement and the consummation of the transactions contemplated by those agreements.

Section 11.3 (Non-Contravention)
Seller has sought and obtained advice from a barrister of the Supreme Court of New South Wales regarding the termination by it of the AMTI Asset Purchase Agreement on 15 June 2010. Seller has been advised that it is likely it properly exercised its common law rights to terminate that agreement and the prospects of AMTI obtaining an injunction to prevent the sale of Myoconda and its associated intellectual property by Seller to Buyer are low. This advice and the disclosure do not derogate from Seller's representations and warranties or from Seller's obligations in connection therewith.

Section 11.4 (Consents and Approvals)
1.            Seller is required by ASX Listing Rule 11.1 to consult with ASX regarding the proposed sale of Myoconda, Heliconda and Picoconda to determine if shareholder approval of Seller must be obtained in accordance with ASX Listing Rule 11.1.2.  Seller will requisition an extraordinary general meeting if required to do so in accordance with ASX Listing Rule 11.1.2 to obtain shareholder approval for the Agreement, the Ancillary Agreements, and the transactions contemplated by those agreements.

2. Seller is required to obtain the consent of Pharmatel Research & Development Pty Ltd as the trustee for the "Pharmatel Research and Development Trust" ("Pharmatel") to:

(a)          the transfer by Seller of its 50% interest in Picoconda and the associated intellectual property to Buyer at Closing.  That consent was obtained on 27 July 2010 by way of a letter sent by Seller and signed by Pharmatel; and

(b)          the transfer by Pharmatel of its 50% interest in Picoconda and the associated intellectual property to Buyer at Closing.  Seller has obtained that consent by way of its letter to Pharmatel dated 5 August 2010.

3.            Seller is required to obtain the consent of the Centre for Digestive Diseases Pty Limited (ACN 097 085 884) (CDD) to novate to Buyer the deed called the "CDD Intellectual Property Deed" between Seller and CDD on Closing in accordance with Section 8.1.3 of the Agreement.

4.            Seller will be required to notify IP Australia and each corresponding Government Authority in those jurisdictions in which the Patents set out in Exhibit 11.13.4 and Trade Marks set out in Exhibit 11.13.5 are registered for the purpose of procuring the transfer of legal and beneficial ownership of those assets to Buyer as soon as possible following Closing.

Section 11.5 (Acquired Assets)	1. Professor Borody legally owns the Myoconda and Picoconda patents and all associated intellectual property for the sole benefit of Seller.

2.            Professor Borody legally owns 50% of the Picoconda patent and all associated intellectual property for the sole benefit of Seller. As disclosed in paragraph 2(b) of the answer to Section 11.4 (Consents and Approvals), Seller is in the process of obtaining the consent of Pharmatel to transfer its 50% legal and beneficial interest to Buyer at Closing.

3.            Whilst Professor Borody is subject to an injunction made by Justice Fowler of the Family Court of Australia on 15 August 2008 in proceedings number SYF 3923 of 2005 (set out at paragraph 15 of the orders) (the "Borody Family Court Proceedings"), that injunction does not prohibit, restrict, or restrain any of the transactions contemplated by the Agreement or:

(a) prohibit, restrict, or restrain Professor Borody from transferring legal title in Myoconda and Heliconda, as well as the 50% interest he holds in Picoconda, to Buyer; and

(b) grant or confer an interest on his separated wife, Ms Karen Marie Borg, ("Karen") in Myoconda, Heliconda, or the 50% interest he holds in Picoconda.

4.            Myoconda, Heliconda and Picoconda are therapies in their early stages of development and are at different stages of development as described in the documents provided during the Due Diligence process and their effectiveness (in their current state of development) as treatments for their intended purposes has yet to be fully determined in accordance with further clinical research. These have been described in a number of Due Diligence documents including:

(a) the Giaconda Products Comparison Table,

(b) the Giaconda – Red Hill Due Diligence List of Questions,

(c) the Davies MAP Presentation,

(d) the Heliconda Summary of June 2010 and,

(e) the Myoconda PERT chart.

Each of the therapies have concluded clinical and scientific testing to some degree:

(f) Myoconda has completed:

(i) [****],

(ii) [****],

(iii) [****],

(iv) [****],

(v) [****],

(vi) [****],

(vii) [****],

(viii) [****],

(g) Heliconda has completed:

(i) [****].

(h) Picoconda has completed:

(i) [****]

5.            The physical assets which Seller has in its possession that relate to Myoconda, Heliconda and Picoconda and will deliver at Closing, or as soon as possible after Closing, constitutes all of the physical assets which are owned by Seller that may assist Buyer to exploit the Technology and the Products.

6.            Seller will use its best efforts to procure Pharmatel to deliver all physical assets in relation to Picoconda at Closing to assist Buyer to exploit the intellectual property associated with that patent.

7. Seller has a liability to pay the patent renewal fees for each of the Patents and will pay those fees as soon as possible after the Effective Date but prior to Closing.

Section 11.6 (Manufacturing and Marketing Rights)
1.            Seller and [****] have entered into an agreement, dated 23 March 2007 for the purchase of Clarithromycin (one of the active ingredients in Myoconda). Further discussions with [****] have not been held since that date pending Giaconda’s ability to raise funds to proceed.

2.            Seller and [****] have entered into a non-binding Letter of Intent, dated 27 March 2006, for the grant by Seller to of the Myoconda marketing rights [****] . Further discussions with [****] have not been held since that date pending Giaconda’s ability to raise funds to proceed.

3.            Seller and Orphan Australia Pty Ltd (a subsidiary of the Sigma Pharmaceuticals Group) (“Orphan Australia”) have entered into an agreement dated 1 May 2006 for the grant by Seller to Orphan Australia of the Myoconda marketing rights in [****]. Further discussions with Orphan Australia have not been held since that date pending Giaconda’s ability to raise funds to proceed.

Section 11.7.1
Seller has obtained approval for its Investigational New Drug application (“IND”) (being #73,479 ) from the United States Food and Drug Administration (“FDA”) on 17 July 2007 for the clinical development of Myoconda to treat patients with Crohn’s disease infected with Mycobacterium avium spp paratuberculosis (the “FDA Approval”). The Seller has maintained the IND with annual updates provided to the FDA.

Section 11.7.2	Seller has not received any written notice or other written communication from any Governmental Authority,

1. contesting the pre-market clearance or approval of the uses of or the labeling and promotion of any Product; or

2. otherwise alleging any violation of Applicable Law or Regulatory Approval by Seller or the Products or Technology,

as none of the Products have been developed to a point where those matters would become an issue.

Section 11.7.3	[No disclosure has been made against this warranty.]

Section 11.7.4
1.            The clinical trial conducted by [****] in respect of [****]  was conducted with reasonable care and in accordance with the protocols set out in [****]” which is the sole stated protocol for that clinical trial; and

2.            The [****] was conducted in compliance with all Applicable Laws in the European Union, the United States and all other countries where such compliance is required, governing the conduct of such clinical trials.

Section 11.7.5	1. Seller has only made one filing which is the FDA Approval described at paragraph 2 of the answer to Section 11.7.1. The FDA responded to that filing with a “no clinical hold” advice.

2. Seller has kept up-to-date the FDA Approval by lodging annual filings the last of which was lodged on 14 July 2010.

3.            Seller reasonably anticipates that the FDA Approval will need to be revised to take into account the further developments achieved through the [****] and any requests made by the FDA. These are identified in the FDA correspondence of 17 July 2007 provided during the Due Diligence process.

(a) FDA has requested additional [****] both of which have been identified in the development program for Red Hill. Both of these are standard testing for new drugs and combination drug therapies:

(i) [****],

(b) Recent guidelines in Europe recommend that clinical endpoints in Crohn’s Disease clinical trials include remission as opposed to response.

Section 11.7.6	[No disclosure has been made against this warranty.]

Section 11.8 (Compliance with Applicable Laws)
1.            The Borody Family Court Proceedings which may cause Karen to file a claim against it in connection with the Products, the Technology, the Acquired Assets, or the Assumed Liabilities.  However, the Seller believes that the likelihood of Karen taking such action to be low based on the advice of Professor Borody.

Section 11.9	1. The disclosures make in respect of paragraphs 2, 3 and 4 in connection with Section 11.4 also apply to this Section 11.9.
(Approvals)

2.            A Human Research Ethics Committee (IRB) has approved a [****] trial for Heliconda submitted by the [****]. This can be transferred to RedHill subject to revisions in the documentation regarding sponsorship, etc.

Section 11.10 (Litigation)
1.            AMTI has threatened legal action against Seller on 24 July 2010 if Seller proceeds with the sale of all the intellectual property in Myoconda to Buyer. As disclosed in response to Section 11.3, Seller has obtained an opinion from a barrister in relation to that matter. This advice and the disclosure do not derogate from Seller's representations and warranties or from Seller's obligations in connection therewith.

Section 11.11 (Assigned Agreements)	1. Please refer to the disclosures made in paragraph 2 in answer to Section 11.4 in relation to Picoconda.

2.            AMTI asserts in its letter to Giaconda dated 24 July 2010 that the AMTI Asset Purchase Agreement is still valid and effectual.  Seller has received advice from a barrister of the Supreme Court of New South Wales to the effect that the termination by Seller on 15 July 2010 of the AMTI Asset Purchase Agreement was valid and effectual. This advice and the disclosure do not derogate from Seller's representations and warranties or from Seller's obligations in connection therewith.

3. The Compounding Agreement has expired and may be terminated by Seller in accordance with its terms.
4. Each Assigned Agreement may be transferred by Seller to Buyer with the consent of the continuing party under that agreement.

Section 11.12 (Restrictions on Business Activities)
1.            Seller has entered into the agreements with  Pharmatel listed in Exhibit 11.11.  Those agreements confer certain development and commercialisation rights in relation to the Picoconda Patent on Pharmatel.  Seller has obtained the agreement of Pharmatel to transfer all of its right, title and interest in the Picoconda Patent to Buyer on Closing subject to Buyer discharging its closing obligations under the Asset Purchase Agreement.  Seller will procure the transfer or termination of the agreement listed in Exhibit 11.11 at the request of Buyer.

Section 11.13.1	[No disclosure has been made against this warranty.]
Section 11.13.2	1. Seller has a liability to pay the patent renewal fees for each of the Patents and will pay those fees as soon as possible after the Effective Date but prior to Closing.

Section 11.13.3	1. The ownership arrangements in relation to the Patents are set out in the disclosures made above in paragraphs 1 and 2 in response to Section 11.5.
2. The disclosure made in paragraph 4 in respect to Section 11.5 accurately describes the state of the Technology Intellectual Property.
3. The commercialisation arrangements disclosed in relation to Picoconda in Exhibit 11.11 set out the current limitations on the commercialisation and development of that Product.

Section 11.13.4	1. The ownership arrangements in relation to the Patents are set out in the disclosures made above in paragraphs 1 and 2 in response to Section 11.5.

2.            Please refer to the disclosure made in response to Section 11.3 and the disclosures made in paragraph 1 in response to Section 11.10 in relation to AMTI which claims to have an interest in Myoconda.

3. Please refer to the disclosure made in response to Section 11.13.2 in relation to the status of the Patents and the payment of the renewal fees.
4. Please refer to the disclosure made above in response to Section 11.7.5 in relation to the status of the FDA Approval.

5.            Seller has given Professor Borody an indemnity on the terms of clause 7.5(2) of the deed entitled "Borody Intellectual Property Deed" between Seller and Borody dated 29 April 2005 which relates to certain undertakings given in respect of the Acquired Assets.

6.            Seller has given Professor Borody an indemnity on the terms of a letter dated 12 May 2010 to cover the costs incurred by him in respect of the transfer of Myoconda and all the associated intellectual property.

Section 11.13.5	1. Giaconda does not have any copyright in any publications related to the Patents which it is entitled to assert.]

Section 11.13.6
1.            With the exception of the Picoconda Product, all the Technology Intellectual Property was created solely by Professor Borody who has assigned his right, title and interest in those assets to Giaconda on the terms of an agreement between Professor Borody and Seller entitled "Share Issue and IP Assignment Agreement" dated 16 August 2004.

2.            Whilst Professor Borody received 54,999,999 fully paid ordinary shares in Seller in consideration for that assignment, as well as the assignment of certain other intellectual property which is not the subject of the Agreement, the assignment of Myoconda, Heliconda and the 50% interest in Picoconda was not properly effected due to an administrative error on the part of Seller.  Professor has acknowledged and agrees that he holds the legal title in the Myoconda and Heliconda patents, as well as the 50% interest in Picoconda, for the sole benefit of Seller.

3. The Picoconda Product and all associated intellectual property was created by Professor Borody in conjunction with Nic Shortis.
4. Please refer to the disclosures made in paragraph 2 in respect to Section 11.4 for a description of the ownership arrangements in relation to the Picoconda Patent.

Section 11.13.7	1. Please refer to the disclosures made against Sections 11.4 and 11.5 above for a description of the ownership arrangements in relation to the Acquired Assets.

Section 11.13.8
1.            Please refer to the disclosures made against Section 11.6 and the agreements and documents referred to in Exhibit 11.11 in relation to the rights granted to any other Person to use any Technology Intellectual Property.

Section 11.13.9
1.            Seller has allowed the old PCT applications  for the Myoconda and Heliconda patents to lapse or enter the public domain: Argentina number P980101486 and Japan number 10-540998 for Myoconda and Finland  Application No 99915381.0 and patent number 1073436

Section 11.13.10	[No disclosure has been made against this warranty.]

Section 11.13.11	[No disclosure has been made against this warranty.]

Section 11.13.12
1.            Seller obtained unsecured loans from its Directors to assist fund the development of the Patents.  The terms of those unsecured loans are disclosed in the 2009 annual report which may be downloaded from the company announcements platform on the Australian Securities Exchange (www.asx.com.au).

Section 11.13.13
1.            The Technology Intellectual Property along with the files provided to the Buyer is in a form and is described in such detail that a person who is a properly qualified medical researcher would understand the Technology and Products and allow the full and proper use thereof without reliance on the knowledge or memory of any particular other individual.

2. Please refer to the disclosures made in paragraph 4 in relation to Section 11.5 in relation to the state of the Acquired Assets and their sufficiency for exploitation.

Section 11.13.14
1.            Please refer to the disclosures made in relation to Sections 11.4 and 11.5 above which set out the ownership arrangements, as well as the consents and approvals which need to be obtained in relation to the Acquired Assets for the purpose of providing Buyer with the benefit of same on and from, or as soon as possible, after Closing.

Section 11.14 (Insurance)	[No disclosure has been made against this warranty.]

Section 11.15 (Relations with Suppliers)	[No disclosure has been made against this warranty.]

Section 11.16 (Indemnification Obligations)	1. Please see the disclosures made in response to Section 11.13.4 above which set out the indemnities given by Seller to Professor Borody.

Section 11.17 (Absence of Certain Business Practices)
[No disclosure has been made against this warranty.]

Section 11.18 (Government Findings)	[No disclosure has been made against this warranty.]

Section 11.19 (Budget)
1.            The Budget attached to Exhibit 11.19 (the "Budget") has been prepared in reliance of the quotations provided by potential suppliers and that information has not been verified by Seller. Consequently, the Seller does not warranty the accuracy of that information but reasonably believes such information to be accurate.

Section 11.20 (Affiliates)
1.            Seller is not an "Affiliate" of Professor Borody within the meaning of that definition set out in Section 1 of the Agreement as Professor Borody does not "control" Seller within the technical meaning of section 50AA of the Corporations Act 2001 (Cth).  That test is typically used in connection with Australian companies to determine the legal and practical control a person has over the relevant company.

2.            Whilst Professor Borody, in his capacity as a shareholder of Seller, is the largest shareholder of Seller speaking for approximately 67% of all the fully paid ordinary shares on issue in Seller, he does not alone have the power to pass a special resolution (as defined by the Corporations Act 2001 (Cth)) to approve those matters which require the approval of 75% of the members present and voting (whether by person or proxy).

3. Professor Borody, in his capacity as a director of Seller, does not have the ability alone to determine the outcome of decisions of the Board.

Section 11.21	[No disclosure has been made against this warranty.]
(Taxes)

Section 11.22.1 (Preferences; Solvency)	[No disclosure has been made against this warranty.]

Section 11.22.2	[No disclosure has been made against this warranty.]

Section 11.22.3	[No disclosure has been made against this warranty.]

Section 11.23 (Absence of Material Adverse Changes)
1.            Please see the disclosures made in relation to AMTI as set out in Sections 11.10 and 11.11.  It is the reasonable view of Seller based on the opinion of its barrister, that the prospects of AMTI successfully obtaining an interlocutory injunction from either the New South Wales Supreme Court or the Federal Court of Australia to prevent the transactions contemplated by this Agreement proceeding is low. This advice and the disclosure do not derogate from Seller's representations and warranties or from Seller's obligations in connection therewith.

Section 11.24 (Brokers)
1.            Seller has an obligation to pay TM Ventures Pty Ltd a fee equal to 3% of the amounts received from Buyer by Seller. Seller shall indemnify Buyer from any claim by TM Ventures Pty Ltd in connection therewith.

Section 11.25 (Disclosure)	[No disclosure has been made against this warranty.]

Exhibit 11.4

No approval of a Government Authority or other third party is required in connection with the execution, delivery or performance of this Agreement or the Ancillary Agreements by Seller or the consummation by Seller of the transactions contemplated herein and therein.

Exhibit 11.7.1

A list of the Regulatory Approvals held by Giaconda for the purpose of the warranty given by Giaconda in favour of Redhill pursuant to Section 11.7.1.

1.	An Investigative New Drug (IND) #73,479 approved by the FDA on 17 July 2007 via fax stating “No Clinical Hold Issues.” This will be provided in both hard copy and CDs as it is an extremely large file.

Exhibit 11.8

A list of environmental, health and safety Regulatory Approvals (if any) necessary for the use and operation by the Company of the Acquired Assets for the purpose of Section 11.8.

1.	None

Exhibit 11.11

A list of all Agreements for the purpose of Section 11.11.

1.	Myoconda

a.	[****]

b.	[****]

c.	[****]

d.	[****]

e.	[****]

2.	Heliconda

a.	[****].

b.	Corealis Quote for formulation, development and GMP manufacture.

c.	[****].

3.	Picoconda

a.	Shortis / Borody Deed of Assignment and Commercialization to CDD & Pharmatel November 10, 2003.

b.	Borody assignment of benefits of Picoconda to Giaconda Limited June 2, 2005.

c.	Pharmatel agreement to assignments of Borody benefits to Giaconda August 16, 2004.

d.	Corealis Quote for formulation, development and GMP manufacture

e.	[****]

f.	Memorandum of Understanding between Giaconda and CDD Physicians dated April 10, 2010 regarding the potential license [****]

Exhibit 11.13.1

The list of Technology IP for the purposes of Section 11.13.1.

1.	US patent file wrapper for Myoconda provided on CD due to large file

2.	US patent file wrapper for Heliconda provided on CD due to large file

3.	US file patent wrapper for Picoconda provided on CD due to large file

Exhibit 11.13.4- Patents

Methods and compositions for treating inflammatory bowel disease (MYOCONDA)

Priority	Country or	Application No.	Status	Patent No.	Next Due Date	Expiry Date
Application	Region
Details

PO5940	Australia	-	-	-	N/A	-
filed 1 Apr 1997

PO9785	Australia	-	-	-	N/A	-
filed 14 Oct 1997
	Argentina	P980101486	Lapsed		N/A	1 Apr 2018

	Australia	67127/98	Granted	750813	1 Apr 2011	1 Apr 2018

	Australia	26123/02	Granted	774329	1 Apr 2011	1 Apr 2018

	Canada	2285923	Pending	-	1 Apr 2011	1 Apr 2018

	Europe*	98912149.6	Granted	0971735	N/A	N/A

	Israel	132145	Granted	132145	1 Apr 2012	1 Apr 2018

	Japan	10-540998	Lapsed	-	N/A	N/A

	Japan	2007-232402	Pending	-	N/A	1 Apr 2018

	New Zealand	500696	Granted	500696	1 Apr 2011	1 Apr 2018

	New Zealand	517348	Granted	517348	1 Apr 2011	1 Apr 2018

	Norway	19994778	Granted	325947	1 Apr 2011	1 Apr 2018

	Philippines	1-1998-00751	Granted	1-1998-00751	14 Aug 2010	1 Apr 2018

	Philippines	1-2003-00077	Granted	1-2003-00077	29 Sep 2010	1 Apr 2018

	South Africa	98/2645	Granted	98/2645	30 Mar 2011	1 Apr 2018

	USA	09/381,960	Granted	6,277,836	21 Feb 2013	1 Apr 2018

	USA	09/899,545	Granted	6,551,632	22 Oct 2010	1 Apr 2018

61/065144	USA	-	N/A	-	N/A	N/A
filed 8 Feb 2008

PCT/AU2009/000129	PCT	-	Pending	-	8 Aug 2010	N/A
filed 5 Feb 2009

Methods and compositions for treating inflammatory bowel disease (MYOCONDA)

Patents granted based on EP 98912149.6/EP0971735

Priority Application Details	Country or Region	Application No.	Status	Patent No.	Next Due Date	Expiry Date

	Austria*	98912149.6	Granted	0971735	30 Apr 2011	1 Apr 2018

	Belgium*	98912149.6	Granted	0971735	30 Apr 2011	1 Apr 2018

	Switzerland & Liechtenstein*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Cyprus*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Germany*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Denmark*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Spain*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Finland*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	France*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	United Kingdom*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Greece*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Ireland*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Italy*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Luxembourg*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Monaco*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	The Netherlands*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Portugal*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Sweden*	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Albania***	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Latvia***	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Lithuania***	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Romania***	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Slovenia***	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

	Macedonia***	98912149.6	Granted	0971735	30 Apr 2010	1 Apr 2018

* Validation out of EP 98912149.6

*** Extension States out of EP 98912149.6

Improved method for eradication of H. pylori (HELICONDA)

Priority Application Details	Country or Region	Application No.	Status	Patent No.	Next Due Date	Expiry Date

PP3253 filed 30 Apr 1998	Australia	-	-	-		-
	Australia	34006/99	Granted	762890	30 Apr 2011	30 Apr 2019

	Canada	2330424	Granted	2330424	30 Apr 2011	30 Apr 2019

	Europe	99915381.0	Granted	1073436	N/A	N/A

	USA	09/673,631	Granted	6,489,317	3 Jun 2010	30 Apr 2019

Patents granted based on EP 99915381.0

Priority Application Details	Country or Region	Application No.	Status	Patent No.	Next Due Date	Expiry Date

	Austria*	99915381.0	Granted	1073436/ E344664	30 Apr 2011	30 Apr 2019
	Belgium*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Switzerland & Liechtenstein*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Cyprus*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Germany*	99915381.0	Granted	1073436/ 69933925.1	30 Apr 2010	30 Apr 2019

	Denmark*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Spain*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Finland*	99915381.0	Lapsed	1073436	N/A	30 Oct 2009

	France*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	United Kingdom*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Greece*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Ireland*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Italy*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Luxembourg*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Monaco*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	The Netherlands*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Portugal*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

	Sweden*	99915381.0	Granted	1073436	30 Apr 2010	30 Apr 2019

•	Validation of EP 1073436

Improved preparation for colonic evacuation (PICOCONDA)

Priority Application Details	Country or Region	Application No.	Status	Patent No.	Expiry Date

PN6345 filed 3 Nov. 1995	Australia	-	-	-	-

	Australia	70568/96	Lapsed	-	-

	Australia	72239/00	Granted	771576	1 Nov 2016

	Canada	2189418	Pending	-	1 Nov 2016

	Europe*	96307954.6	Pending	-	1 Nov 2016

	New Zealand	299685	Granted	299685	1 Nov 2016

	New Zealand	333493	Granted	333493	1 Nov 2016

	USA	08/742,798	Granted	5,858,403	31 Oct 2016

	USA	09/200,781	Granted	6,103,268	31 Oct 2016

	USA	09/148,857	Granted	6,132,767	31 Oct 2016

* Designated states are Austria, Belgium, Cyprus, Switzerland and Liechtenstein, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal and Sweden and Extension States are Albania Latvia Lithuania Romania and Slovenia.

11.13.5 Trademarks

FB Rice Ref.	Country	Number	Mark	Status	Goods

127086	Australia	1037460	HELICONDA	Registered	Class 5: Pharmaceuticals Class 10: Surgical and medical apparatus and instruments including apparatus for the dispensing of pharmaceuticals and diagnostic and testing apparatus

127088	Australia	1037462	MYOCONDA	Registered	Class 5: Pharmaceuticals Class 10: Surgical and medical apparatus and instruments including apparatus for the dispensing of pharmaceuticals and diagnostic and testing apparatus

130639	Australia	1146090	PICOCONDA	Registered	Class 5: Pharmaceuticals Class 10: Surgical and medical apparatus and instruments including apparatus for the dispensing of pharmaceuticals and diagnostic and testing apparatus

FB Rice Ref.	Country	Number	Mark	Status	Goods

127735	International*	894653	HELICONDA	Registered	Class 5: Pharmaceuticals Class 10: Surgical and medical apparatus and instruments including apparatus for the dispensing of pharmaceuticals and diagnostic and testing apparatus

* Designated states are Bulgaria, Belarus, Europe (OHIM), Georgia, Croatia, Iceland, Liechtenstein, Lesotho, Morocco, Macedonia, Norway, Romania, Russia, Serbia, Switzerland, Turkey, Ukraine, USA

Protected: As above.

127737	International*	894655	MYOCONDA	Registered	Class 5: Pharmaceuticals Class 10: Surgical and medical apparatus and instruments including apparatus for the dispensing of pharmaceuticals and diagnostic and testing apparatus

* Designated states are Bulgaria, Belarus, Europe (OHIM), Georgia, Croatia, Iceland, Liechtenstein, Lesotho, Morocco, Macedonia, Norway, Romania, Russia, Serbia, Switzerland, Turkey, Ukraine, USA

Protected: As above.

130640	International*	923036	PICOCONDA	Registered	Class 5: Pharmaceuticals

Designated states are Bulgaria, Belarus, Croatia, Europe (OHIM), Georgia, Iceland, Liechtenstein, Lesotho, Macedonia, Morocco, Norway, Romania, Russia, Serbia, Switzerland, Turkey, Ukraine, USA.

Protected: as above

Exhibit 11.14

1.	Giaconda’s product liability policy number 93391597 issued by Chubb Insurance Company of Australia Limited on 31 May 2010 and in force until 30 May 2011.

Exhibit 11.19

Budget

[****]